SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of, July 2012

Commission File Number 000-29898

Research In Motion Limited

(Translation of registrant’s name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Consolidated Financial Statements for the Three Months Ended June 2, 2012.

2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended June 2, 2012.

3	Canadian Forms 52-109F2 - Certification of Interim Filings

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470) and on October 3, 2011 (File No. 333-177149).

Document 1

Research In Motion Limited

Incorporated under the Laws of Ontario

(United States dollars, in millions)(unaudited)

Consolidated Balance Sheets

	As at
	June 2, 2012	March 3, 2012
Assets
Current
Cash and cash equivalents	$1,467	$1,527
Short-term investments	471	247
Accounts receivable, net	2,551	3,062
Other receivables	255	496
Inventories	1,018	1,027
Income taxes receivable	194	135
Other current assets	512	365
Deferred income tax asset	196	197

	6,664	7,056
Long-term investments	309	337
Property, plant and equipment, net	2,722	2,748
Goodwill	—	304
Intangible assets, net	3,372	3,286

	$13,067	$13,731

Liabilities
Current
Accounts payable	$659	$744
Accrued liabilities	2,086	2,382
Deferred revenue	489	263

	3,234	3,389
Deferred income tax liability	216	232
Income taxes payable	9	10

	3,459	3,631

Commitments and contingencies
Shareholders’ Equity
Capital stock and additional paid-in capital
Preferred shares, authorized unlimited number of non-voting, cumulative, redeemable and retractable	—	—
Common shares, authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 524,159,844 voting common shares (March 3, 2012 - 524,159,844)	2,441	2,446
Treasury stock
June 2, 2012 - 7,959,224 (March 3, 2012 - 8,711,010)	(273)	(299)
Retained earnings	7,395	7,913
Accumulated other comprehensive income	45	40

	9,608	10,100

	$13,067	$13,731

See notes to consolidated financial statements.

On behalf of the Board:

Thorsten Heins	Barbara Stymiest
Director	Director

Research In Motion Limited

(United States dollars, in millions)(unaudited)

Consolidated Statements of Shareholders’ Equity

	Capital Stock and Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance as at March 3, 2012	$2,446	$(299)	$7,913	$40	$10,100
Net loss	—	—	(518)	—	(518)
Other comprehensive income	—	—	—	5	5
Shares issued:
Stock-based compensation	25	—	—	—	25
Tax deficiencies related to stock-based compensation	(4)	—	—	—	(4)
Treasury stock vested	(26)	26	—	—	—

Balance as at June 2, 2012	$2,441	$(273)	$7,395	$45	$9,608

See notes to consolidated financial statements.

Research In Motion Limited

(United States dollars, in millions, except per share data)(unaudited)

Consolidated Statements of Operations

	Three Months Ended
	June 2, 2012	May 28, 2011
Revenue	$2,814	$4,908
Cost of sales	2,026	2,752

Gross margin	788	2,156

Operating expenses
Research and development	368	423
Selling, marketing and administration	552	704
Amortization	176	132
Impairment of goodwill	335	—

	1,431	1,259

Income (loss) from operations	(643)	897
Investment income, net	3	7

Income (loss) before income taxes	(640)	904

Provision (benefit) for income taxes	(122)	209

Net income (loss)	$(518)	$695

Earnings (loss) per share
Basic	$(0.99)	$1.33

Diluted	$(0.99)	$1.33

See notes to consolidated financial statements.

Research In Motion Limited

(United States dollars, in millions, except per share data)(unaudited)

Consolidated Statements of Comprehensive Income

	Three Months Ended
	June 2, 2012	May 28, 2011
Net Income (loss)	$(518)	$695

Other Comprehensive Income (loss)
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income taxes of $9 million (May 28, 2011 - income tax recovery of $30 million)	28	(82)
Amounts reclassified to income during the period, net of income taxes of $8 million (May 28, 2011 - income tax recovery of $13 million)	(23)	34

Other comprehensive income (loss)	$5	$(48)

Comprehensive income (loss)	$(513)	$647

See notes to consolidated financial statements.

Research In Motion Limited

(United States dollars, in millions)(unaudited)

Consolidated Statements of Cash Flows

	Three Months Ended
	June 2 2012	May 28 2011
Cash flows from operating activities

Net income (loss)	$(518)	$695

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization	480	355
Deferred income taxes	(16)	1
Income taxes payable	(1)	—
Stock-based compensation	25	23
Impairment of goodwill	335	—
Other	11	23
Net changes in working capital items	395	(77)

Net cash provided by operating activities	711	1,020

Cash flows from investing activities
Acquisition of long-term investments	(118)	(67)
Proceeds on sale or maturity of long-term investments	32	43
Acquisition of property, plant and equipment	(153)	(222)
Acquisition of intangible assets	(284)	(560)
Business acquisitions, net of cash acquired	(105)	(27)
Acquisition of short-term investments	(234)	(111)
Proceeds on sale or maturity of short-term investments	103	162

Net cash used in investing activities	(759)	(782)

Cash flows from financing activities
Issuance of common shares	—	7
Tax deficiencies related to stock-based compensation	(4)	(1)
Purchase of treasury stock	—	(26)

Net cash used in financing activities	(4)	(20)

Effect of foreign exchange loss on cash and cash equivalents	(8)	(23)

Net increase (decrease) in cash and cash equivalents for the period	(60)	195
Cash and cash equivalents, beginning of period	1,527	1,791

Cash and cash equivalents, end of period	$1,467	$1,986

See notes to consolidated financial statements.

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and preparation

These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with Research In Motion’s (“RIM” or the “Company”) audited consolidated financial statements (the “financial statements”) for the year ended March 3, 2012, which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended June 2, 2012 are not necessarily indicative of the results that may be expected for the full year ending March 2, 2013.

The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ending March 2, 2013 and March 3, 2012 comprise 52 weeks and 53 weeks, respectively. Certain of the comparable figures have been reclassified to conform to the current period’s presentation.

Adoption of accounting pronouncements

In September 2011, the Financial Accounting Standards Board (the “FASB”) issued authoritative guidance to simplify how entities, both public and non-public, test goodwill for impairment. The guidance amends previous literature by permitting an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Under previous guidance, an entity was required to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill (step one). If the fair value of the reporting unit is less than its carrying amount, then the second step of the test must be performed to measure the amount of the impairment loss, if any. Under the new authoritative guidance, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying value. The new authoritative guidance became effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company adopted the guidance in the first quarter of fiscal 2013. The adoption did not have a material impact on the Company’s results of operations, financial condition or disclosures.

In June 2011, the FASB issued authoritative guidance which is expected to improve the comparability, consistency, and transparency of financial reporting as well as increase the prominence of items reported in other comprehensive income. The guidance amends previous literature by eliminating the option to present components of other comprehensive income as part of the statement of changes in shareholders’ equity, among other amendments. The guidance now provides entities with the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the amended guidance requires entities to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The new authoritative guidance became effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011 and is to be applied retrospectively, with early adoption permitted. The Company adopted the guidance in the first quarter of fiscal 2013, and as a result, has chosen to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in two separate but consecutive statements.

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

In May 2011, the FASB, as a result of work performed with the International Accounting Standards Board, issued authoritative guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance is expected to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The guidance presents certain amendments to clarify existing fair value measurements and disclosure requirements such as clarifying the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and clarifying that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. Furthermore, the guidance amends previous literature by requiring additional disclosures about fair value measurements, specifically requesting more information about the valuation processes used for fair value measurements categorized within Level 3 of the fair value hierarchy as well as presenting sensitivity of the fair value measurements to changes in unobservable inputs in Level 3 valuations. The guidance also amends previous literature around measuring the fair value of financial instruments that are managed within a portfolio as well as the application of premiums and discounts in a fair value measurement. The new authoritative guidance became effective for interim and annual periods beginning after December 15, 2011. The Company adopted the guidance in the first quarter of fiscal 2013. The adoption did not have a material impact on the Company’s results of operations or financial condition. Additional disclosure has been added to note 3 to present the significant unobservable inputs used in the fair value measurement of each of the Level 3 assets as well as the impact on the fair value measurement resulting from a significant increase or decrease in each input in isolation.

2.	CASH, CASH EQUIVALENTS AND INVESTMENTS

The Company’s cash equivalents and investments, other than cost method investments of $7 million (March 3, 2012 - $37 million) and equity method investments of $51 million (March 3, 2012 - $48 million), consist of money market and other debt securities, which are classified as available-for-sale for accounting purposes and are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in investment income. In the event of a decline in value which is other-than-temporary, the investment is written down to fair value with a charge to income. The Company does not exercise significant influence with respect to any of these investments.

2

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The components of cash, cash equivalents and investments were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
As at June 2, 2012
Bank balances	$444	$—	$—	$—	$444	$444	$—	$—
Money market funds	5	—	—	—	5	5	—	—
Bankers acceptances/Bearer deposit notes	63	—	—	—	63	63	—	—
Term deposits/certificates	100	—	—	—	100	100	—	—
Commercial paper	572	—	—	—	572	518	54	—
Non-U.S. treasury bills/notes	185	—	—	—	185	185	—	—
U.S. treasury bills/notes	128	—	—	—	128	—	128	—
U.S. government sponsored enterprise notes	111	—	—	—	111	68	34	9
Non-U.S. government sponsored enterprise notes	43	—	—	—	43	35	8	—
Corporate notes/bonds	275	1	—	—	276	49	214	13
Asset-backed securities	201	—	—	—	201	—	33	168
Auction rate securities	35	1	—	—	36	—	—	36
Other investments	83	—	—	—	83	—	—	83

	$2,245	$2	$—	$—	$2,247	$1,467	$471	$309

As at March 3, 2012
Bank balances	$453	$—	$—	$—	$453	$453	$—	$—
Money market funds	5	—	—	—	5	5	—	—
Bankers acceptances	284	—	—	—	284	284	—	—
Term deposits/certificates	217	—	—	—	217	202	15	—
Commercial paper	402	—	—	—	402	355	47	—
Non-U.S. treasury bills/notes	71	—	—	—	71	71	—	—
U.S. treasury bills/notes	114	—	—	—	114	40	32	42
U.S. government sponsored enterprise notes	127	—	—	—	127	91	24	12
Non-U.S. government sponsored enterprise notes	18	—	—	—	18	10	8	—
Corporate notes/bonds	165	1	—	—	166	16	121	29
Asset-backed securities	109	—	—	—	109	—	—	109
Auction rate securities	35	1	—	—	36	—	—	36
Other investments	109	—	—	—	109	—	—	109

	$2,109	$2	$—	$—	$2,111	$1,527	$247	$337

3

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

There were no realized gains or losses on available-for-sale securities for the three months ended June 2, 2012 and May 28, 2011.

The contractual maturities of available-for-sale investments as at June 2, 2012 were as follows:

	Cost Basis	Fair Value
Due in one year or less	$1,488	$1,489
Due in one to five years	190	190
Due after five years	35	36
No fixed maturity date	5	5

	$1,718	$1,720

As at June 2, 2012 and March 3, 2012, the Company had no investments with continuous unrealized losses.

The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. As at June 2, 2012, the Company did not have any securities on loan.

3.	FAIR VALUE MEASUREMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

•	Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 - Significant unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of the Company’s cash and cash equivalents, accounts receivables, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.

4

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

In determining the fair value of investments held, the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness.

The fair values of money market funds were derived from quoted prices in active markets for identical assets or liabilities.

For bankers acceptances/bearer deposit notes, term deposits/certificates and commercial paper, the independent third party utilizes amortized cost as the short-term nature of the securities approximates fair value. For non-U.S. treasury bills/notes, U.S. treasury bills/notes, U.S. government sponsored enterprise notes, non-U.S. government sponsored enterprise notes, corporate notes/bonds (other than those classified as Level 3) and asset-backed securities, the independent third party provides fair values determined from quoted prices that it obtains from vendors. The Company then corroborates the fair values received from the independent third party against the results of its internal valuation in order to corroborate the pricing provided by the independent third party.

The Company corroborates the fair values provided by the independent third party for bankers acceptances/bearer deposit notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, and credit ratings. The bankers acceptances/bearer deposit notes held by the Company are all issued by major banking organizations and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for term deposits/certificates by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The term deposits/certificates held by the Company are all issued by major banking organizations and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for commercial paper by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, dealer placed rates and credit ratings. The commercial paper held by the Company are all issued by major financing, corporate or capital organizations and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for non-U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit rating. All non-U.S. treasury bills/notes held by the Company are issued by the Federal and/or Provincial Governments of Canada and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers. All U.S. treasury bills/notes held by the Company are issued by the United States Department of the Treasury and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted

5

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

prices from vendors for identical securities as provided by U.S. government bond dealers or prices as provided by the published index of U.S. Agency securities. The U.S. government sponsored enterprise notes held by the Company are primarily agency notes and collateralized mortgage obligations issued and backed by government organizations such as Fannie Mae and the Federal Home Loan Banks and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for non-U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The non-U.S. government sponsored enterprise notes held by the Company are primarily issued by investment banks backed by Latin and South American countries and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for corporate notes/bonds (other than those classified as Level 3) by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, yield curves, swap rates, credit ratings, industry comparable trades and spread history. The corporate notes/bonds held by the Company are all issued by major corporate organizations and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for asset-backed securities by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for different observable inputs such as differences in swap rates and spreads, credit ratings, pricing changes relative to asset class, priority in capital structure, principal payment windows, and maturity dates. All asset-backed securities held by the Company are issued by government or consumer agencies and are primarily backed by commercial automobile and equipment loans and leases. All asset-backed securities held by the Company have investment grade ratings.

Fair values for all investment categories provided by the independent third party that are in excess of 0.5% from the fair values determined by the Company are communicated to the third party for consideration of reasonableness. The independent third party considers the information provided by the Company before determining whether a change in the original pricing is warranted.

The fair values of corporate notes/bonds classified as Level 3, which represent investments in securities for which there is not an active market, are estimated using a discounted cash flow pricing methodology incorporating unobservable inputs such as anticipated monthly interest and principal payments received, existing and estimated defaults, and collateral value. The corporate notes/bonds classified as Level 3 held by the Company consist of securities received in a payment-in-kind distribution from a former structured investment vehicle.

The fair value of auction rate securities is estimated using a discounted cash flow model incorporating estimated weighted average lives based on contractual terms, assumptions concerning liquidity, and credit adjustments of the security sponsor to determine timing and amount of future cash flows.

The fair value of other investments is represented by the trust claim on Lehman Brothers International Europe (“LBIE”) bankruptcy assets and is estimated using unobservable inputs such as estimated recovery values and prices observed on market activity for similar LBIE bankruptcy claims.

The fair value of currency forward contracts and currency option contracts has been determined using notional and exercise values, transaction rates, market quoted currency spot rates, forward points and interest rate yield

6

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

curves. For currency forward contracts and currency option contracts, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

As at June 2, 2012	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale investments
Money market funds	$5	$—	$—	$5
Bankers acceptances/Bearer deposit notes	—	63	—	63
Term deposits/certificates	—	100	—	100
Commercial paper	—	572	—	572
Non-U.S. treasury bills/notes	—	185	—	185
U.S. treasury bills/notes	—	128	—	128
U.S. government sponsored enterprise notes	—	111	—	111
Non-U.S. government sponsored enterprise notes	—	43	—	43
Corporate notes/bonds	—	269	7	276
Asset-backed securities	—	201	—	201
Auction rate securities	—	—	36	36
Other investments	—	—	25	25

Total available-for-sale investments	$5	$1,672	$68	$1,745
Currency forward contracts	—	123	—	123
Currency options contracts	—	27	—	27

Total assets	$5	$1,822	$68	$1,895

Liabilities
Currency forward contracts	$—	$24	$—	$24
Currency option contracts	—	11	—	11

Total liabilities	$—	$35	$—	$35

7

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

As at March 3, 2012	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale investments
Money market funds	$5	$—	$—	$5
Bankers acceptances	—	284	—	284
Term deposits/certificates	—	217	—	217
Commercial paper	—	402	—	402
Non-U.S. treasury bills/notes	—	71	—	71
U.S. treasury bills/notes	—	114	—	114
U.S. government sponsored enterprise notes	—	127	—	127
Non-U.S. government sponsored enterprise notes	—	18	—	18
Corporate notes/bonds	—	159	7	166
Asset-backed securities	—	109	—	109
Auction rate securities	—	—	36	36
Other investments	—	—	25	25

Total available-for-sale investments	$5	$1,501	$68	$1,574
Currency forward contracts	—	55	—	55
Currency option contracts	—	17	—	17

Total assets	$5	$1,573	$68	$1,646

Liabilities
Currency forward contracts	$—	$34	$—	$34
Currency option contracts	—	1	—	1

Total liabilities	$—	$35	$—	$35

8

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table summarizes the changes in fair value of the Company’s Level 3 assets for the three months ended June 2, 2012:

	Three Months Ended
	June 2, 2012	May 28, 2011
Balance, beginning of period	$68	$71
Principal repayments	—	(2)

Balance, end of period	$68	$69

The Company recognizes transfers into and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no significant transfers in or out of Level 1, Level 2 or Level 3 during the three months ended June 2, 2012.

The Company’s Level 3 assets consist of auction rate securities, corporate notes/bonds consisting of securities received in a payment-in-kind distribution from a former structured investment vehicle and its unsecured claim on assets held at LBIE at the time of its bankruptcy.

The auction rate securities are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the estimated weighted average life of each security based on its contractual details and expected paydown schedule based upon the underlying collateral, the value of the underlying collateral which would be realized in the event of a waterfall event, an estimate of the likelihood of a waterfall event and an estimate of the likelihood of a permanent auction suspension. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the probability of a waterfall event is accompanied by a directionally opposite change in the assumption used for the probability of a permanent suspension.

The corporate notes/bonds are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the anticipated future monthly principal and interest payments, an estimated rate of decrease of those payments, the value of the underlying collateral, the number of securities currently in technical default as grouped by the underlying collateral, an estimated average recovery rate of those securities and assumptions surrounding additional defaults. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the anticipated monthly payments is accompanied by a directionally similar change in the average recovery rate and a directionally opposite change in the yearly decrease in payments and additional defaults assumptions.

The unsecured claim on assets held at LBIE at the time of its bankruptcy is valued using an estimated recovery value. The unobservable input in this valuation is the estimated recovery percentage based upon a conservative figure versus the pricing for similar claims as seen in the market and as supplied by brokers.

The following table presents the significant unobservable inputs used in the fair value measurement of each of the above Level 3 assets, as well as the impact on the fair value measurement resulting from a significant increase or decrease in each input in isolation.

9

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

As at June 2, 2012	Fair Value	Valuation Technique	Unobservable Input	Range (weighted average)	Effect of significant increase/(decrease) in input on fair value
Auction rate securities	36	Discounted cash flow	Weighted average life	10 - 21 years (16 years)	(Decrease)/increase
			Collateral value (as a % of fair value)	101 - 122% (112%)	Increase/(decrease)
			Probability of waterfall event	10%	Increase/(decrease)
			Probability of permanent suspension	5 - 10% (8%)	(Decrease)/increase

Corporate bonds/notes	7	Discounted cash flow	Anticipated monthly principal and interest payments	$0.2 million	Increase/(decrease)

			Yearly decrease in payments	10%	(Decrease)/increase

			Collateral value (as a % of fair value)	180%	Increase/(decrease)

			Current securities in technical default, by collateral grouping	0 - 100% (18%)	(Decrease)/increase

			Average recovery rate of securities in technical default	30%	Increase/(decrease)

			Additional defaults assumption	0-31% (18%)	(Decrease)/increase

Unsecured claim on LBIE assets	25	Estimated recovery value	Conservative estimate of recovery value based on market pricing for similar claims	70%	Increase/(decrease)

4.	CONSOLIDATED BALANCE SHEETS DETAIL

Inventories

Inventories were comprised as follows:

	As at
	June 2, 2012	March 3, 2012
Raw materials	$888	$771
Work in process	454	520
Finished goods	161	167
Provision for excess and obsolete inventories	(485)	(431)

	$1,018	$1,027

10

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Property, plant and equipment, net

Property, plant and equipment were comprised of the following:

	As at
	June 2, 2012	March 3, 2012
Cost
Land	$140	$140
Buildings, leaseholds and other	1,404	1,393
BlackBerry operations and other information technology	2,277	2,194
Manufacturing equipment, research and development equipment and tooling	536	524
Furniture and fixtures	555	529

	4,912	4,780
Accumulated amortization	2,190	2,032

Net book value	$2,722	$2,748

11

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Intangible assets, net

Intangible assets were comprised of the following:

	As at June 2, 2012
	Cost	Accumulated amortization	Net book value
Acquired technology	$507	$206	$301
Intellectual property	4,155	1,084	3,071

	$4,662	$1,290	$3,372

	As at March 3, 2012
	Cost	Accumulated amortization	Net book value
Acquired technology	$397	$182	$215
Intellectual property	4,217	1,146	3,071

	$4,614	$1,328	$3,286

During the three months ended June 2, 2012, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features, as well as intangible assets associated with the business acquisitions discussed in note 5.

Based on the carrying value of the identified intangible assets as at June 2, 2012 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2013 and each of the succeeding years is expected to be as follows: 2013 - $1,189 million; 2014 - $574 million; 2015 - $335 million; 2016 - $303 million; and 2017 - $236 million.

12

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Goodwill

Changes to the carrying amount of goodwill during the three months ended June 2, 2012 were as follows:

	Gross Amount	Accumulated Impairment losses	Net Amount
Balance as at March 3, 2012	$659	$(355)	$304
Goodwill acquired through business combinations during the period	31	—	31
Goodwill impairment charge	—	(335)	(335)

Balance as at June 2, 2012	$690	$(690)	$—

Goodwill is tested annually for impairment during the fourth quarter or more frequently if it is warranted by changes in events and circumstances that indicate goodwill is more likely than not impaired. These events and circumstances may include a significant change in legal factors or in the business climate, a significant decline in the Company’s share price, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant disposal activity, and the testing of recoverability for a significant asset group. For the purposes of goodwill impairment testing, the Company consists of a single reporting unit.

Due to business conditions and a continued significant decline in the Company’s market capitalization, the Company concluded that goodwill impairment indicators existed and an interim goodwill impairment assessment was required as at the first quarter of fiscal 2013. The Company used the two-step impairment test to identify potential goodwill impairment and measured the amount of the goodwill impairment loss to be recognized. The first step involves comparing the Company’s estimated fair value to its carrying amount, including goodwill. If the estimated fair value of the Company exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount exceeds the estimated fair value, there is an indication of potential impairment and the second step of the goodwill impairment test is performed to measure the impairment amount. The second step involves determining an implied fair value of goodwill for the Company, which is calculated by measuring the excess of the estimated fair value of the Company over the aggregated estimated fair values of identifiable assets and liabilities. The conduct of the second step involves significant judgment on the selection of assumptions necessary to arrive at an implied fair value of goodwill. These assumptions include, but are not limited to, development of multi-year business cash flow forecasts, the selection of discount rates and the identification and valuation of unrecorded assets. If, after conducting the second step of the test, the carrying amount of goodwill exceeds its implied fair value, a non-cash impairment loss is recognized in an amount equal to that excess.

During the quarter ended June 2, 2012, the Company performed Step One of the goodwill impairment test. The estimated fair value of the Company was determined utilizing a market-based approach and the Company’s market capitalization was used as a key input for the determination of fair value of the Company. The Company’s market capitalization was determined by multiplying the number of shares outstanding as at June 2, 2012 by the average closing market price of the Company’s common shares over the preceding 5-day period. The Company used this duration in order to incorporate the inherent market fluctuations that may affect any individual closing price of the Company’s shares. The Company believes that market capitalization alone does not capture the fair value of the business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of the business. Consequently, the Company developed an estimate for the control premium that a

13

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

marketplace participant might pay to acquire control of the business in an arms-length transaction. The determination of the control premium requires significant judgment and the Company observed recent market transactions as a guide to establish a range of reasonably possible control premiums to estimate the Company’s fair value. The Company believes that the main factors leading to the impairment were a significant decline in its share price, which was influenced by delays in new product introductions, intense competition within the Company’s industry, and a sustained decline in the Company’s performance. The result of this analysis concluded that the carrying value of the Company exceeded its estimated fair value as at the balance sheet date, and as such, Step Two of the goodwill impairment test was performed.

In Step Two of the impairment test, the impairment loss was measured by estimating the implied fair value of the Company’s goodwill and comparing it with its carrying value. Using the Company’s fair value determined in Step One as the acquisition price in a hypothetical acquisition of the Company, the implied fair value of goodwill was calculated as the residual amount of the acquisition price after allocations made to the fair value of net assets, including working capital, plant and equipment and both recognized and unrecognized intangible assets. Based on the results of Step Two of the goodwill impairment test, it was concluded that the carrying value of goodwill was impaired. Consequently, the Company recorded a goodwill impairment charge of $335 million to eliminate the entire carrying value of its goodwill, and reported this amount as a separate line item in the consolidated statements of operations.

5.	BUSINESS ACQUISITIONS

On March 8, 2012, the Company purchased for cash consideration 88% of the shares of Paratek Microwave Inc. (“Paratek”), representing all remaining shares of Paratek which were not previously held by the Company. Immediately prior to the acquisition date, the Company owned a 12% interest in Paratek. The non-controlling interest had a carrying value of $20 million and was re-measured at a fair value of $20 million, and resulted in no gain or loss. The valuation was based on the application of a minority interest discount to the aggregate purchase consideration paid and then allocating the implied value of Paratek, on a minority interest basis, across the shares outstanding. The acquired technologies will be incorporated into the Company’s products to enhance radio frequency tuning technologies.

14

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed during the three months ended June 2, 2012:

Assets purchased
Current assets	$4
Property, plant and equipment	2
Intellectual property	4
Customer relations	10
Acquired technology	96
Deferred income tax asset	39
Goodwill(1)	31

$186

Liabilities assumed	(23)
Deferred income tax liability	(38)

Net non-cash assets acquired	$125
Cash acquired	1

Net assets acquired	$126

Consideration
Cash consideration	$93
Fair value of equity interest previously held	20
Contingent consideration(2)	13

$126

(1)	Goodwill represents the excess of the acquisition price over the fair value of net assets acquired. None of the goodwill acquired is expected to be deductible for tax purposes.
(2)	The Company has agreed to additional consideration contingent upon the retention of key employees for a period of 24 months.

The weighted average amortization period of the acquired technology related to the business acquisition completed during the three months ended June 2, 2012 is approximately 4.9 years.

Pro forma results of operations for the acquisitions have not been presented because the effects of the operations, individually or in aggregate, are not considered to be material to the Company’s consolidated results.

15

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

6.	PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

The changes in the Company’s warranty expense and actual warranty experience for the three months ended June 2, 2012 as well as the accrued warranty obligations as at June 2, 2012 are set forth in the following table:

Accrued warranty obligations as at March 3, 2012	$408
Warranty costs incurred for the three months ended June 2, 2012	(109)
Warranty provision for the three months ended June 2, 2012	83
Adjustments for changes in estimate for the three months ended June 2, 2012	9

Accrued warranty obligations as at June 2, 2012	$391

7.	INCOME TAXES

For the three months ended June 2, 2012, the Company’s net income tax recovery was $122 million or a net effective income tax rate of 19.1% compared to a net income tax expense of $209 million or a net effective income tax rate of 23.1% in the three months ended May 28, 2011.

The Company has not recorded a valuation allowance against its deferred income tax assets (May 28, 2011 - nil).

The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely.

The Company’s total unrecognized income tax benefits as at June 2, 2012 was $182 million (March 3, 2012 - $146 million). The increase in unrecognized income tax benefits in the three months ended June 2, 2012 primarily relates to a change in the effective tax rate on which the unrecognized tax benefits could be realized.

As at June 2, 2012, the total unrecognized income tax benefit of $182 million includes approximately $3 million of unrecognized income tax benefits that have been netted against related deferred income tax assets. The remaining $179 million of unrecognized tax benefits have been netted against current taxes payable and other non-current taxes payable on the Company’s consolidated balance sheet.

The Company’s total unrecognized income tax benefits that, if recognized, would affect the Company’s effective tax rate as at June 2, 2012 were $182 million (March 3, 2012 - $146 million).

16

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

A summary of open tax years by major jurisdiction is presented below:

Canada (1)	Fiscal 2009 - 2012
United States (1)	Fiscal 2009 - 2012
United Kingdom	Fiscal 2009 - 2012

(1)	Includes federal as well as provincial and state jurisdictions, as applicable.

The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes. The Canada Revenue Agency (“CRA”) concluded its examination of the Company’s fiscal 2006 to fiscal 2009 Canadian corporate tax filings in the fourth quarter of fiscal 2012. Although the audit concluded with no material adjustments to income taxes payable, there remains uncertainty with respect to certain tax attributes that have resulted from the restructuring of RIM’s international operations. The Company believes it is reasonably possible that approximately $179 million of its gross unrecognized income tax benefit will decrease as the Company recognizes the benefit in the next twelve months, the majority of which relates to the tax attributes resulting from the restructuring of RIM’s international operations. The Company has other non-Canadian income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.

The Company recognizes interest and penalties related to unrecognized income tax benefits as interest expense that is netted and reported within investment income. The amount of interest accrued as at June 2, 2012 was $7 million (March 3, 2012 – $6 million). The amount of penalties accrued as at June 2, 2012 was nil (March 3, 2012 – nil).

8.	STOCK-BASED COMPENSATION

Stock Option Plan

The Company recorded a charge to income and a credit to paid-in-capital of approximately $2 million for the three months ended June 2, 2012 ($7 million for the three months ended May 28, 2011) in relation to stock-based compensation expense.

The Company has presented excess tax deficiencies from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows.

Stock options previously granted under the plan generally vest over a period of five years and are generally exercisable over a period of six years to a maximum of seven years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 15 million stock options available for future grants under the stock option plan as at June 2, 2012.

17

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

As part of a settlement agreement reached with the Ontario Securities Commission (“OSC”), on February 5, 2009, Messrs. Balsillie, Lazaridis and Kavelman agreed to contribute, in aggregate, a total of approximately CAD $83 million to RIM, consisting of (i) a total of CAD $38 million to RIM in respect of the outstanding benefit arising from incorrectly priced stock options granted to all RIM employees from 1996 to 2006, and (ii) a total of CAD $45 million to RIM (CAD $15 million of which had previously been paid) to defray costs incurred by RIM in the investigation and remediation of stock options, granting practices and related governance practices at RIM. These contributions are being made through Messrs. Balsillie, Lazaridis and Kavelman undertaking not to exercise certain vested RIM options to acquire an aggregate of 1,160,129 common shares of RIM. These options have a fair value equal to the aggregate contribution amounts determined using a Black-Scholes-Merton (“BSM”) calculation based on the last trading day prior to the day the OSC issued a notice of hearing in respect of the matters giving rise to the settlement. In the first quarter of fiscal 2010, options to acquire an aggregate of 758,837 common shares of RIM, and in the fourth quarter of fiscal 2011, options to acquire an aggregate of 391,292 common shares of RIM, expired in satisfaction of the undertakings not to exercise options. During the first quarter of fiscal 2012, the remaining 10,000 options expired in satisfaction of the undertakings not to exercise options effectively completing the contributions required as part of the settlement agreement reached with the OSC.

A summary of option activity since March 3, 2012 is shown below:

	Options Outstanding
	Number (in 000’s)	Weighted- Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at March 3, 2012	3,618	$73.86

Forfeited/cancelled/expired during the period	(481)	43.31

Balance as at June 2, 2012	3,137	$75.26	1.65	$—

Vested and expected to vest as at June 2, 2012	3,105	$75.08	1.64	$—

Exercisable as at June 2, 2012	2,740	$72.79	1.60	$—

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on June 2, 2012 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on June 2, 2012. During the three months ended June 2, 2012, there were no options exercised.

18

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

A summary of unvested stock options since March 3, 2012 is shown below:

	Options Outstanding
	Number (000’s)	Weighted Average Grant Date Fair Value
Balance as at March 3, 2012	599	$41.53

Vested during the period	(136)	27.09
Forfeited during the period	(66)	48.40

Balance as at June 2, 2012	397	$45.35

As at June 2, 2012, there was $11 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.2 years. The total fair value of stock options vested during the three months ended June 2, 2012 was $4 million.

Cash received from the stock options exercised for the three months ended June 2, 2012 was nil (May 28, 2011 - $7 million). Tax deficiencies incurred by the Company related to the stock options exercised was nil for the three months ended June 2, 2012 (May 28, 2011 - $1 million).

During the three months ended June 2, 2012 and May 28, 2011, there were no stock options granted.

Restricted Share Unit Plan

The Company recorded compensation expense with respect to Restricted Share Units (“RSUs”) of approximately $23 million for the three months ended June 2, 2012 ($16 million for the three months ended May 28, 2011).

19

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

A summary of RSU activity since March 3, 2012 is shown below:

	RSUs Outstanding
	Number (000’s)	Weighted Average Grant Date Fair Value	Average Remaining Contractual Life in Years	Aggregate Instrinsic Value (millions)
Balance as at March 3, 2012	8,595	$31.96
Vested during the period	(752)	55.48
Cancelled during the period	(357)	31.74

Balance as at June 2, 2012	7,486	$29.60	1.59	$77

Vested and expected to vest at June 2, 2012	6,924	$29.76	1.58	$71

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on June 2, 2012) that would have been received by RSU holders if all RSUs had been vested on June 2, 2012.

Tax deficiencies incurred by the Company related to the RSUs vested was $4 million for the three months ended June 2, 2012 (May 28, 2011 - nil).

In order to comply with its obligation to deliver shares upon vesting, RIM purchases shares via a trustee selected by the Company. During the three months ended June 2, 2012, no shares were purchased (May 28, 2011 - 467,711 common shares were purchased for total cash consideration of approximately $26 million). These purchased shares are classified as treasury stock for accounting purposes and included in the shareholders’ equity section of the Company’s consolidated balance sheets.

As at June 2, 2012, there was $144 million of unrecognized compensation expense related to RSUs which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.54 years.

During the three months ended June 2, 2012 there were no RSUs granted (May 28, 2011 - 523,625 RSUs were granted).

Deferred Share Unit Plan

The Company issued 0.1 million Deferred Share Units (“DSUs”) in the three months ended June 2, 2012. There were 0.1 million DSUs outstanding as at June 2, 2012 (May 28, 2011 - 0.1 million). The Company had a liability of $2 million in relation to the DSU plan as at June 2, 2012 (May 28, 2011 - $3 million).

20

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

9.	CAPITAL STOCK

The following details the changes in issued and outstanding common shares for the three months ended June 2, 2012:

	Capital Stock and Additional Paid-In Capital		Treasury Stock
	Stock Outstanding (000’s)	Amount	Stock Outstanding (000’s)	Amount
Common shares outstanding as at March 3, 2012	524,160	$2,446	8,711	$(299)
Stock-based compensation	—	25	—	—
Tax deficiencies related to stock-based compensation	—	(4)	—	—
Treasury stock vested	—	(26)	(752)	26

Common shares outstanding as at June 2, 2012	524,160	$2,441	7,959	$(273)

The Company had 524 million voting common shares outstanding, 3.1 million options to purchase voting common shares, 7.3 million RSUs and 0.2 million DSUs outstanding as at June 29, 2012.

21

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

10.	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three Months Ended
	June 2, 2012	May 28, 2011
Net income (loss) for basic and diluted earnings (loss) per share available to common shareholders	$(518)	$695

Weighted-average number of shares outstanding (000’s) - basic	524,160	523,983

Effect of dilutive securities (000’s) - stock-based compensation	—	541

Weighted-average number of shares and assumed conversions (000’s) - diluted	524,160	524,524

Earnings (loss) per share - reported
Basic	$(0.99)	$1.33
Diluted	$(0.99)	$1.33

22

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

11.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income are as follows:

	As at
	June 2, 2012	March 3, 2012
Accumulated net unrealized gains on available-for-sale investments	$2	$2
Accumulated net unrealized gains on derivative instruments designated as cash flow hedges	43	38

Accumulated other comprehensive income	$45	$40

12.	FOREIGN EXCHANGE GAINS AND LOSSES

Selling, marketing and administration expense for the three months ended June 2, 2012 included $11 million with respect to foreign exchange losses (three months ended May 28, 2011 - foreign exchange gains of $9 million).

13.	COMMITMENTS AND CONTINGENCIES

(a)	Credit Facility

On September 8, 2011, the Company entered into a one-year $500 million senior unsecured revolving credit facility (the “Facility”) with a syndicate of commercial banks for working capital, capital expenditures, acquisitions, investments and general corporate purposes. The Facility expires on September 6, 2012. The Company can also draw on the Facility and convert the outstanding balance in to a one year term loan prior to the expiry date. As at June 2, 2012, the Company has utilized $8 million of the Facility for outstanding letters of credit. The Facility can be increased to $1.0 billion at the Company’s request, subject to receiving additional credit commitments from new or existing commercial banks within the syndicate.

(b)	Indemnification

The Company enters into certain agreements that contain indemnification provisions under which the Company could be subject to costs and damages, including in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of the Company’s agreements. To date, the Company has not encountered material costs as a result of such indemnifications.

The Company has entered into indemnification agreements with its directors and executive officers. Under these agreements, the Company agreed, subject to applicable law, to indemnify its directors and executive officers against all costs, charges and expenses reasonably incurred by such individuals in respect of any civil, criminal or administrative action which could arise by reason of their status as directors or officers. The Company maintains

23

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

liability insurance coverage for the benefit of its directors and executive officers to reduce its exposure to such obligations. The Company has not encountered material costs as a result of such indemnifications in the current year. See RIM’s Management Information Circular for fiscal 2011 for additional information regarding the Company’s indemnification agreements with its directors and executive officers.

(c)	Litigation

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors – Risks Related to Intellectual Property” and “Risk Factors - Risks Related to the Company’s Business and its Industry - The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies” in RIM’s Annual Information Form for the fiscal year ended March 3, 2012, which is included in RIM’s Annual Report on Form 40-F.

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered probable for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Additional lawsuits and claims, including purported class actions and derivative actions, may be filed or made based upon the Company’s historical stock option granting practices. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

See the “Legal Proceedings and Regulatory Action” section of RIM’s Annual Information Form for additional unaudited information regarding the Company’s legal proceedings, which is included in RIM’s Annual Report on Form 40-F and “Legal Proceedings” in the Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations for fiscal 2012.

24

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

14.	DERIVATIVE FINANCIAL INSTRUMENTS

Values of financial instruments outstanding were as follows:

	As at June 2, 2012
	Notional Amount	Estimated Fair Value
Assets (Liabilities)
Held-to-maturity investments
Currency forward contracts - asset	$2,500	$123
Currency option contracts - asset	$646	$27
Currency forward contracts - liability	$895	$(24)
Currency option contracts - liability	$540	$(11)

	As at March 3, 2012
	Notional Amount	Estimated Fair Value
Assets (Liabilities)
Held-to-maturity investments
Currency forward contracts - asset	$1,608	$55
Currency option contracts - asset	$608	$17
Currency forward contracts - liability	$2,155	$(34)
Currency option contracts - liability	$480	$(1)

Foreign Exchange

The Company uses derivative instruments to manage exposures to foreign exchange risk resulting from transactions in currencies other than its functional currency, the U.S. dollar. The Company’s risk management objective in holding derivative instruments is to reduce the volatility of current and future income as a result of changes in foreign currency. To limit its exposure to adverse movements in foreign currency exchange rates, the Company enters into foreign currency forward and option contracts. The Company does not use derivative instruments for speculative purposes.

The majority of the Company’s revenues in the three months ended June 2, 2012 were transacted in U.S. dollars. However, portions of the revenues are denominated in Canadian dollars, Euros, and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. The Company enters into forward and option contracts to hedge portions of these anticipated transactions to reduce the volatility on income associated with the foreign currency exposures. The Company also enters into forward and option contracts to reduce the effects of foreign exchange gains and losses resulting from the revaluation of certain foreign currency monetary assets and liabilities.

The Company records all derivative instruments at fair value on the consolidated balance sheets. The fair value of these instruments is calculated based on notional and exercise values, transaction rates, market quoted currency spot rates, forward points and interest rate yield curves. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative instrument and the resulting designation.

25

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The Company’s accounting policies for these instruments outline the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in the value of the hedged items. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated deferred gains and losses in accumulated other comprehensive income are recognized in earnings at that time. Any future changes in the fair value of the instrument are recognized in current earnings.

For any derivative instruments that do not meet the requirements for hedge accounting, or for any derivative instrument for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the U.S. dollar value of the associated asset, liability, or forecasted transaction.

The Company enters into forward and option contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. For the three months ended June 2, 2012, there was $7 million in realized gains on forward contracts which were ineffective upon maturity as the anticipated hedged transactions did not occur (three months ended May 28, 2011 - $4 million in unrealized losses). As at June 2, 2012 and May 28, 2011, the outstanding derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective. The maturity dates of these instruments range from June 2012 to September 2013. As at June 2, 2012, the net unrealized gain on these forward and option contracts was $57 million (March 3, 2012 - net unrealized loss of $51 million). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income. As at June 2, 2012, the Company estimates that approximately $57 million of net unrealized gains on these forward and option contracts will be reclassified into income within the next twelve months.

26

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table shows the fair values of derivative instruments designated as cash flow hedges in the consolidated balance sheets:

	As at
	June 2, 2012		March 3, 2012
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current assets	$50	Other current assets	$42
Currency option contracts - asset	Other current assets	$25	Other current assets	$17
Currency forward contracts - liability	Accrued liabilities	$8	Accrued liabilities	$6
Currency option contracts - liability	Accrued liabilities	$10	Accrued liabilities	$1

The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statement of operations and the consolidated statement of comprehensive income for the three months ended June 2, 2012:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Currency forward contracts	$47	Revenue	$21
Currency option contracts	$15	Revenue	$—
Currency forward contracts	$(2)	Cost of sales	$1
Currency option contracts	$—	Cost of sales	$—
Currency forward contracts	$(1)	Selling, marketing and administration	$1
Currency option contracts	$—	Selling, marketing and administration	$—
Currency forward contracts	$(2)	Research and development	$2
Currency option contracts	$—	Research and development	$(1)

	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (Ineffective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Ineffective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Ineffective Portion)
Currency forward contracts	$—	Selling, marketing and administration	$7

27

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statement of operations for the three months ended May 28, 2011:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Currency forward contracts	$(119)	Revenue	$(64)
Currency option contracts	$(3)	Revenue	$(1)
Currency forward contracts	$10	Cost of sales	$7
Currency forward contracts	$11	Selling, marketing and administration	$7
Currency forward contracts	$16	Research and development	$8

As part of its risk mitigation strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from June 2012 to November 2012. As at June 2, 2012, net unrealized gains of $58 million were recorded in respect of these instruments (March 3, 2012 - net unrealized losses of $14 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.

The following table shows the fair values of derivative instruments that are not subject to hedge accounting in the consolidated balance sheets:

	As at
	June 2, 2012		March 3, 2012
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current assets	$73	Other current assets	$13
Currency option contracts - asset	Other current assets	$2	Other current assets	$—
Currency forward contracts - liability	Accrued liabilities	$16	Accrued liabilities	$28
Currency option contracts - liability	Accrued liabilities	$1	Accrued liabilities	$—

28

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the three months ended June 2, 2012:

	Location of Gain (Loss) Recognized in Income on Derivative Instruments	Amount of Gain (Loss) in Income on Derivative Instruments
Currency forward contracts	Selling, marketing and administration	$66
Currency option contracts	Selling, marketing and administration	$1

The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the three months ended May 28, 2011:

	Location of Gain (Loss) Recognized in Income on Derivative Instruments	Amount of Gain (Loss) in Income on Derivative Instruments
Currency forward contracts	Selling, marketing and administration	$(36)
Currency option contracts	Selling, marketing and administration	$—

Credit

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at June 2, 2012, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 23% (March 3, 2012 - 30%).

The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at June 2, 2012, no single issuer represented more than 8% of the total cash, cash equivalents and investments (March 3, 2012 - no single issuer represented more than 9% of the total cash, cash equivalents and investments).

Interest Rate

Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments in its investment portfolio.

29

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

15.	SEGMENT DISCLOSURES

The Company is organized and managed as a single reportable business segment. The Company’s operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

Revenue, classified by major geographic segments in which the Company’s customers are located, was as follows:

	Three Months Ended
	June 2, 2012	May 28, 2011
Revenue
Canada	$100	$371
United States	694	1,320
United Kingdom	257	478
Other	1,763	2,739

	$2,814	$4,908

Revenue
Canada	3.6%	7.6%
United States	24.7%	26.9%
United Kingdom	9.1%	9.7%
Other	62.6%	55.8%

	100.0%	100.0%

	Three Months Ended
	June 2, 2012	May 28, 2011
Revenue mix
Hardware	$1,669	$3,821
Service	1,003	973
Software	69	81
Other	73	33

	$2,814	$4,908

30

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

	As at
	June 2, 2012	March 3, 2012
Property, plant and equipment, intangible assets and goodwill
Canada	$5,208	$5,382
United States	575	555
United Kingdom	37	37
Other	274	364

	$6,094	$6,338

Total assets
Canada	$7,966	$8,693
United States	2,760	2,337
United Kingdom	1,312	1,554
Other	1,029	1,147

	$13,067	$13,731

16.	CASH FLOW INFORMATION

Cash flows resulting from net changes in working capital items are as follows:

	Three Months Ended
	June 2, 2012	May 28, 2011
Accounts receivable, net	$511	$183
Other receivables	241	(139)
Inventories	11	(325)
Income taxes receivable	(59)	—
Other current assets	(147)	(120)
Accounts payable	(108)	309
Accrued liabilities	(280)	197
Income taxes payable	—	(179)
Deferred revenue	226	(3)

	$395	$(77)

31

Document 2

RESEARCH IN MOTION LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 2, 2012

July 6, 2012

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the three months ended June 2, 2012, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended March 3, 2012. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.

RIM has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the three months ended June 2, 2012 and up to and including July 6, 2012.

Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended March 3, 2012, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended March 3, 2012, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•	the Company’s plans, strategies and objectives, and the anticipated opportunities and challenges in the remainder of fiscal 2013;

•	the Company’s expectations regarding new product initiatives and timing, including the next generation BlackBerry 10 platform and BlackBerry 10 smartphones;

•	the Company’s expectations regarding the number of applications that will be available for BlackBerry 10 smartphones prior to their launch;

•	the Company’s expectations with respect to the sufficiency of its financial resources;

•	statements relating to the Company’s earnings and gross margin expectations;

•	anticipated demand for, and the Company’s plans and expectations relating to, programs to drive sell-through of the Company’s BlackBerry 7 smartphones and BlackBerry PlayBook tablets;

•	the Company’s revenue, loss, unit shipment, gross margin, operating expense and net subscriber expectations in the near term and for the remainder of fiscal 2013;

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	the Company’s plans to streamline its operations and its expectations relating to the benefits of its Cost Optimization and Resource Efficiency (“CORE”) program;

•	the Company’s plans and expectations regarding marketing and promotional programs;

•	the Company’s estimates of purchase obligations and other contractual commitments;

•	the Company’s ability to renew or replace its existing credit facility or access other financing arrangements;

•	assumptions and expectations described in the Company’s critical accounting policies and estimates; and

•	the Company’s guidance practices in the future.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including but not limited to, general economic conditions, product pricing levels and competitive intensity, supply constraints, the timing and success of new product introductions, RIM’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, and RIM’s expectations regarding the cash flow generation of its business. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, most of which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form for the fiscal year ended March 3, 2012, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended March 3, 2012:

Risks Related to the Company’s Business and its Industry

•	RIM’s ability to enhance current products and services, or develop new products and services in a timely manner at competitive prices;

•

intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or require RIM to reduce its prices to compete effectively;

•	RIM’s ability to establish new, and to build on existing relationships with its network carrier partners and distributors;

•

the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners, and the risk of other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions;

•	risks related to RIM’s ability to maintain its cash balance;

•	risks related to RIM’s ability to maintain and grow its service revenue;

•	RIM’s ability to manage inventory and asset risk;

•	risks related to RIM’s ability to implement and to realize the anticipated benefits of its CORE program;

•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	RIM’s ability to continue to adapt to recent management changes;

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	risks as a result of actions of activist shareholders;

•	RIM’s ability to successfully maintain and enhance its brand;

•	potential liabilities or costs related to the collection, storage, transmission, use and disclosure of user and personal information;

•

RIM’s reliance on its suppliers for functional components, including the suppliers RIM has selected for its BlackBerry 10 smartphones, and the risk that suppliers will not supply components on a timely basis or in sufficient quantities;

•	the continued quality and reliability of RIM’s products and services and the potential effect of defects in products and services;

•	risks associated with RIM’s expanding foreign operations;

•	restrictions on import and use of RIM’s products and services in certain countries due to encryption of the products and services;

•

reliance on strategic alliances and relationships with third-party network infrastructure developers, software platform vendors and service platform vendors, including RIM’s ability to promote and advance the development of an ecosystem of applications and services for the BlackBerry 10 smartphones and the BlackBerry PlayBook tablets;

•	RIM’s ability to expand and enhance BlackBerry® App World™;

•	RIM’s reliance on third-party manufacturers for certain products and its ability to manage its production and repair process;

•	general commercial litigation, class action and other litigation claims, including purported class action claims relating to RIM’s operations;

•

risks associated with litigation claims against the Company arising from the Company’s practice of providing forward-looking guidance to its shareholders with respect to certain financial metrics, including the Company’s practice of updating previous guidance where circumstances warrant;

•	effective management of the Company’s past growth and its ongoing development of service and support operations;

•	potential charges relating to the impairment of other long-lived assets recorded on RIM’s balance sheet;

•	government regulation of wireless spectrum and radio frequencies;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	risks associated with acquisitions, investments and other business initiatives;

•	foreign exchange risks as the Company transacts globally in currencies other than the U.S. dollar;

•	regulation, certification and health risks, and risks relating to the misuse of RIM’s products;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations;

•	changes in interest rates affecting RIM’s investment portfolio and its revolving credit facility and the creditworthiness of its investment portfolio;

•	proposed regulations relating to conflict minerals; and

•	risks related to the failure of the Company’s suppliers, subcontractors, third-party distributors and representatives to use acceptable ethical business practices or comply with applicable laws.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Risks Related to Intellectual Property

•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties; and

•	the potential impact of copyright levies in numerous countries.

Prior to fiscal 2013, the Company followed the practice of providing specific quantitative forward-looking guidance to its shareholders with respect to certain financial metrics for the subsequent fiscal quarter in its quarterly earnings press releases. On March 29, 2012, the Company announced that it will no longer provide specific quantitative guidance. However, the Company is committed to providing a high level of disclosure and transparency and will continue to provide commentary that highlights the trends and uncertainties that RIM anticipates. Such statements relating to, among other metrics, RIM’s revenue, gross margin, operating results, cash flows and liquidity expectations, are forward-looking statements that are intended to enable RIM’s shareholders to view the anticipated financial performance, financial condition and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above. They are made by RIM in light of its experience, its perception of historical and anticipated business trends, current conditions in the business and anticipated future developments, including competition and new product initiatives and timing, as well as RIM’s current assessments of the various risk factors identified above. These forward-looking statements are subject to the inherent risk of difficulties in forecasting RIM’s financial results for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.

These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

RIM, a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. BlackBerry products and services are currently used by over 78 million customers around the world. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM’s common shares are listed on the NASDAQ Global Select Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM).

With the BlackBerry platform, RIM believes it offers a market-leading wireless communications experience with push-based connectivity, industry-leading security and enterprise manageability, excellent radio performance and differentiated social applications such as BlackBerry Messenger that provide immediacy, productivity and collaboration. The wireless communications market has evolved in recent years and there is significant overlap between consumer and enterprise segments. The enterprise market is now characterized by a combination of enterprise-deployed devices and devices that are purchased by consumers but also used in the corporate environment, commonly referred to as “Bring Your Own Device” (“BYOD”). RIM has

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

encountered challenges adapting to the BYOD movement as some information technology (“IT”) departments that previously required employees to use the BlackBerry wireless solution because of its emphasis on security and reliability are permitting employees to choose devices offered by the Company’s competitors, and this has been reflected through a decrease in the Company’s enterprise subscriber growth rate. To address this evolution of the market, RIM has introduced products to provide manageability and scalability solutions including BlackBerry Enterprise Server Express, BlackBerry Mobile Fusion and BlackBerry Balance, which give information technology departments the ability to securely manage BlackBerry devices and other operating system platforms through a single interface and to securely protect corporate data on an employee’s personal smartphone or tablet. RIM expects that the anticipated launch of BlackBerry 10 smartphones in the first quarter of calendar 2013 will strengthen its position in the BYOD enterprise segment and the Company will also continue to seek partnerships that will further enable RIM to have a complete BYOD offering.

BlackBerry is the leading smartphone in several markets around the world. The primary regions contributing to the Company’s recent growth are Latin America and parts of Africa. The Company has experienced a decline in revenue and market share, particularly in the United States. Intense competition, the lack of a Long Term Evolution (“LTE”) product and a high end consumer offering in the United States is negatively impacting the Company’s results in that market. The decline can also be attributed to consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments. Market share has also been impacted by the significant number of new Android-based competitors that have entered the market. In addition, the increased desire by carriers to sell devices that operate on the new, faster LTE networks being built has also impacted the Company’s market share, as these networks feature faster download speeds and allow carriers to offer higher-value data plans. RIM’s first LTE devices are scheduled to be launched with the Company’s first BlackBerry 10 smartphones, currently expected in the first quarter of calendar 2013. Some of RIM’s main competitors include Apple Inc., Google Inc., HTC Corporation, Huawei Technologies Co., Ltd, Microsoft Corporation, Nokia Corporation, Samsung Electronics Co., Ltd, and ZTE Corporation.

BlackBerry App World, RIM’s comprehensive electronic applications catalogue, is available to customers in over 100 markets globally, with other markets to follow. The continued expansion of the applications catalogue is an important element of the Company’s successful transition to its next-generation BlackBerry 10 smartphones and the success of the BlackBerry PlayBook tablet, and requires a substantial investment of internal resources for development of the infrastructure, improvement of developer and consumer interfaces and advertising costs.

RIM currently has a strong balance sheet with negligible debt and approximately $2.2 billion in cash, cash equivalents and investments as of June 2, 2012. In the first quarter of fiscal 2013, RIM had sales of $2.8 billion and the Company incurred a net loss of $518 million, or $0.99 per share diluted.

RIM made a number of strategic acquisitions in recent years including Certicom, Torch Mobile, The Astonishing Tribe, NewBay, QNX, Gist and Tungle that are intended to accelerate RIM’s ability to innovate and deliver compelling products to market which RIM is continuing to explore. In June 2011, RIM also participated in a successful bid for the Nortel Networks Corporation (“Nortel”) patent portfolio as a part of a consortium of companies. The Nortel patents obtained eliminated the Company’s exposure to those patents and are expected to strengthen the Company’s patent portfolio and its position in respect of patent litigation and licensing.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operational and Strategic Review

The Company is in the process of completing the largest platform and organizational transition in its history, with a view to better position the Company to achieve growth and to continue to be a leading company in the wireless communications industry. The Company’s first quarter results reflect the product and platform transition currently underway, ongoing market challenges and the competitive dynamics across many markets. The Company expects the next several quarters to continue to be very challenging for its business as it completes this transition. As part of its ongoing efforts, the Company has commenced an operational and strategic review, which includes re-evaluating its product portfolio, operations, manufacturing and research and development strategy. The Company has started to implement various initiatives as part of its operational and strategic review, including a headcount reduction of 5,000 employees to align the Company’s cost structure to enable it to move through this transition and deliver on long-term stakeholder value. The Company has engaged J.P. Morgan Securities LLC and RBC Capital Markets to assist the Company and its Board of Directors in reviewing RIM’s business and financial performance. These advisors have been tasked to help the Company with its operational and strategic review and to evaluate the relative merits and feasibility of various financial strategies, including opportunities to leverage the BlackBerry platform through partnerships, licensing opportunities and strategic business model alternatives. Also, the Company has strengthened the executive leadership team this quarter by hiring a new Chief Operating Officer, Chief Marketing Officer, Chief Legal Officer and an Executive Vice President of Organizational Development. The Company plans to exit this transition as a lean and nimble organization that can act quickly and is aligned with RIM’s growth opportunities.

Sources of Revenue

RIM’s primary revenue stream is generated by the BlackBerry wireless solution, which includes sales of BlackBerry® handheld devices and BlackBerry PlayBook tablets, services and software. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, IBM® Lotus Notes®, Novell® GroupWise®, and many ISP email services.

RIM generates hardware revenues from sales, primarily to carriers and distributors, of BlackBerry handheld devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry handheld devices also incorporate a mobile phone, web-browsing capability and enables the use of data functions such as calendar, address book, task and memo lists and other functions associated with personal organizers. Certain BlackBerry handheld devices also include multimedia capabilities. During the first quarter of fiscal 2013, the Company continued the launch of new BlackBerry handheld devices that incorporate the BlackBerry 7 OS in North America and other markets around the world. As part of RIM’s operational and strategic review, the Company plans to streamline the BlackBerry smartphone product portfolio to offer a fewer number of devices in market at any given time. The successful launch of the Company’s next-generation BlackBerry 10 platform and the delivery of high quality, full-featured BlackBerry 10 smartphones remain the Company’s number one priority. RIM’s software development teams have made major progress in the development of key features for the BlackBerry 10 platform; however, the integration of these features and the associated large volume of code into the platform has proven to be more time consuming than anticipated. As a result, on June 28, 2012, the Company announced that it now expects to launch the first BlackBerry 10 smartphones in market in the first quarter of calendar 2013.

The BlackBerry PlayBook tablet represents the Company’s first tablet product and features the BlackBerry Tablet Operating System based on technology resulting from the Company’s acquisition of QNX Software Systems. This operating system is also the core of RIM’s next generation of BlackBerry 10 smartphones expected to be launched in the first quarter of calendar 2013. Other features of the BlackBerry PlayBook

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

tablet include a seven-inch high definition display, a dual core 1 GHZ processor, dual high definition cameras and other high performance multimedia capabilities, true multitasking, advanced security features and an uncompromised web browsing experience that supports Adobe Flash. In fiscal 2011, the BlackBerry PlayBook tablet received Federal Information Processing Standard 140-2 certification, making the BlackBerry PlayBook tablet the first tablet certified for deployment within U.S. federal government agencies. This certification demonstrates RIM’s continuing commitment and ability to meet the needs of security conscious organizations. The Company has recently undertaken a high level of promotional activity in retail-channels to drive sell-through of the BlackBerry PlayBook tablet to end customers as a result of intense competition in the tablet market.

RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee charged to a carrier or reseller, which the carrier or reseller in turn bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether each subscriber account should have an active status. Each carrier is charged a service fee for each subscriber account each month, with substantially all of such service fees having no regard to the amount of data traffic that the subscriber account passes over the BlackBerry architecture.

If a carrier instructs RIM to deactivate a subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing the carrier with respect to such account from the date of notification of its deactivation. It is each carrier’s responsibility to report changes to its subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance.

Given that many of the Company’s competitors recover their infrastructure and services expense in alternate manners, the Company continues to face pressure to reduce its infrastructure access fees. In addition, the infrastructure access fees charged by the Company are expected to fall under increasing pressure as certain of the new products it launches, including BlackBerry 10 smartphones, are not expected to utilize the network infrastructure in the same way or to the same extent as the Company’s existing products. The Company is focused on developing an integrated services offering that leverages RIM’s strengths such as BBM, security and manageability that will continue to generate service revenues. However, if the Company is unable to resist these competitive pressures or is unable to develop a compelling integrated services offering that will continue to generate service revenues and enable the Company to recover the costs associated with its network infrastructure, this could have a material adverse effect on the Company’s results of operations and financial condition.

An important part of RIM’s BlackBerry wireless solution is the software that is installed at the corporate or small- and medium-size enterprise server level, and in some cases, on personal computers. Software revenues include fees from (i) licensing RIM’s BlackBerry® Enterprise Server™ (“BES”) software; (ii) BlackBerry® Client Access Licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.

Revenues are also generated from non-warranty repairs and sales of accessories.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost Optimization and Resource Efficiency (“CORE”)

As part of the Company’s ongoing effort to streamline its operations and increase efficiency, the Company commenced the CORE program in March 2012. The CORE program is a Company-wide initiative with the objective of improving the Company’s operations. The program includes, among other things, a review of the Company’s research and development process to maximize the Company’s return on investment, the implementation of stock keeping units rationalization, an evaluation of the product development cycle to improve yield, warranty return rates and reduce manufacturing costs, an assessment of the Company’s sales and marketing initiatives to maximize sales efforts and effectively leverage its marketing windows, and a comprehensive review of RIM’s organizational structure to clearly define accountabilities for all key business, business processes and to eliminate fragmentation and inefficiencies. The Company is currently targeting the CORE program to drive at least $1.0 billion in savings by the end of fiscal 2013 based on RIM’s fourth quarter of fiscal 2012 run rate. As a result of the shift in the BlackBerry 10 launch timeline to the first quarter of calendar 2013, the increasingly competitive environment, as well as the identification of additional cost saving and efficiency opportunities, the Company may increase the scope and magnitude of the CORE program. In connection with the CORE program, the Company intends to avoid reductions that would negatively impact key programs such as BlackBerry 10, customer support or BlackBerry service levels.

To date, the Company has started implementing a number of these CORE initiatives including:

•	a reduction in the number of layers of management to drive better clarity, efficiency and accountability across the organization;

•	the continued streamlining of RIM’s supply chain;

•	outsourcing key parts of the Company’s Global Repair operations;

•

targeted use of resources in RIM’s sales and marketing initiatives to more effectively leverage marketing windows and prioritize marketing efforts and spend in regions that offer the highest opportunity and return;

•	further outsourcing of non-core functions as determined during the implementation of the CORE program; and

•	a global workforce reduction of approximately 5,000 employees, which is expected to be completed by the end of fiscal 2013.

The Company expects to incur restructuring related charges of approximately $350 million by the end of fiscal 2013, primarily associated with the global workforce reduction. Other charges and cash costs may occur as programs are implemented or changes are completed.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

As noted above, the Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On June 28, 2012, the Company announced financial results for the first quarter of fiscal 2013, which included certain non-GAAP financial measures, including adjusted net loss and adjusted diluted loss per share that exclude the impact of the pre-tax goodwill impairment charge of $335 million the Company recorded in the first quarter of fiscal 2013 (the “Q1 Goodwill Impairment Charge”). The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of income, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted net loss and adjusted diluted loss per share do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures was included in the Company’s press release, dated June 28, 2012.

Critical Accounting Policies and Estimates

General

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit & Risk Management Committee. There have not been any changes to the Company’s critical accounting policies and estimates from those disclosed in the Company’s annual MD&A for the fiscal year ended March 3, 2012.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary Results of Operations

First quarter of Fiscal 2013 compared to the First quarter of Fiscal 2012

The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts, as well as certain unaudited consolidated balance sheet data, as at June 2, 2012 and May 28, 2011, which is expressed in millions of dollars:

	As at and for the Three Months Ended
	June 2, 2012		May 28, 2011		Change Fiscal 2013/2012
	(in millions, except for share and per share amounts)
Revenue	$2,814	100.0%	$4,908	100.0%	$(2,094)
Cost of sales	2,026	72.0%	2,752	56.1%	(726)

Gross margin	788	28.0%	2,156	43.9%	(1,368)

Operating expenses
Research and development	368	13.1%	423	8.6%	(55)
Selling, marketing and administration	552	19.6%	704	14.3%	(152)
Amortization	176	6.3%	132	2.7%	44
Impairment of goodwill	335	11.9%	—	0.0%	335

	1,431	50.9%	1,259	25.6%	172

Income (loss) from operations	(643)	(22.9%)	897	18.3%	(1,540)
Investment income, net	3	0.1%	7	0.1%	(4)

Income (loss) before income taxes	(640)	(22.8%)	904	18.4%	(1,544)
Provision (benefit) for income taxes	(122)	(4.3%)	209	4.3%	(331)

Net income (loss)	$(518)	(18.5%)	$695	14.1%	$(1,213)

Earnings (loss) per share
Basic	$(0.99)		$1.33		$(2.32)

Diluted	$(0.99)		$1.33		$(2.32)

Weighted-average number of common shares outstanding (000’s)
Basic	524,160		523,983
Diluted	524,160		524,524

Total assets	$13,067		$13,842		$(775)
Total current liabilities	$3,234		$4,254		$(1,020)
Total long-term liabilities	$225		$287		$(62)
Shareholders’ equity	$9,608		$9,588		$20

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Revenue for the first quarter of fiscal 2013 was $2.8 billion, a decrease of approximately $2.1 billion, or 42.7%, from $4.9 billion in the first quarter of fiscal 2012. Hardware revenue decreased by $2.2 billion, or 56.3%, to $1.7 billion, primarily due to lower shipment volumes, a less favourable product mix with lower average selling prices and the adoption of new pricing initiatives to drive sell-through and sell-in for BlackBerry 7 handheld devices. The number of BlackBerry handheld devices shipped decreased by approximately 5.4 million, or 41%, to approximately 7.8 million in the first quarter of fiscal 2013, compared to approximately 13.2 million in the first quarter of fiscal 2012. The number of BlackBerry PlayBook tablets shipped during the first quarter of fiscal 2013 was approximately 0.3 million, representing a decrease of 0.2 million compared to the first quarter of fiscal 2012. Service revenue increased by $30 million to $1.0 billion in the first quarter of fiscal 2013, reflecting the increase in net new BlackBerry subscriber accounts since the first quarter of fiscal 2012. Software revenue decreased by $12 million in the first quarter of fiscal 2013 to $69 million, as a result of a decrease in revenue generated by the Company’s acquired subsidiaries and a decrease in BES and CALs revenue. Other revenue increased by $40 million to $73 million in the first quarter of fiscal 2013 compared to the first quarter of fiscal 2012, which was primarily attributable to gains realized from revenue hedging instruments.

The Company’s net loss for the first quarter of fiscal 2013 was $518 million, compared to net income of $695 million in the first quarter of fiscal 2012. This decrease primarily reflects a decrease in the Company’s gross margin and the Q1 Goodwill Impairment Charge, partially offset by lower operating expenses and the recovery of income taxes. The Company’s consolidated gross margin was negatively impacted by the decreased number of BlackBerry handheld devices shipped, the mix of BlackBerry handheld devices sold during the quarter, which were weighted towards in-life products with lower average selling prices and gross margins, and the impact of allocating certain fixed costs, including licensing costs, to lower shipment volumes, which was partially offset by the increase in service revenue.

Basic loss per share and diluted loss per share were both $0.99 in the first quarter of fiscal 2013 compared to basic earnings per share (“EPS”) and diluted EPS of $1.33 in the first quarter of fiscal 2012. The Company expects to report an operating loss in the second quarter of fiscal 2013 as it continues to invest in targeted marketing and sales programs to drive sales of BlackBerry 7 handheld devices and continues to work through the transition to Blackberry 10. The Company expects that there will be continued pressure on operating results for the remainder of the fiscal year based on the factors described below and the timing of the BlackBerry 10 launch.

A more comprehensive analysis of these factors is contained in “Results of Operations”.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three months ended June 2, 2012 compared to the three months ended May 28, 2011

Revenue

Revenue for the first quarter of fiscal 2013 was $2.8 billion, a decrease of approximately $2.1 billion, or 42.7%, from $4.9 billion in the first quarter of fiscal 2012.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Three Months Ended
	June 2, 2012		May 28, 2011		Change Fiscal 2013/2012
Millions of BlackBerry handheld devices shipped	7.8		13.2		(5.4)	(40.9%)

Millions of BlackBerry PlayBook tablets shipped	0.3		0.5		(0.2)	(40.0%)

Revenue (in millions)
Hardware	$1,669	59.3%	$3,821	77.9%	$(2,152)	(56.3%)
Service	1,003	35.6%	973	19.8%	30	3.1%
Software	69	2.5%	81	1.7%	(12)	(14.8%)
Other	73	2.6%	33	0.6%	40	121.2%

	$2,814	100.0%	$4,908	100.0%	$(2,094)	(42.7%)

Hardware revenue was $1.7 billion, or 59.3% of consolidated revenue, in the first quarter of fiscal 2013, compared to $3.8 billion, or 77.9% of consolidated revenue, in the first quarter of fiscal 2012, representing a decrease of 56.3%. This decrease in hardware revenue over the comparable prior fiscal year period was a result of decreased BlackBerry handheld device shipments, a less favourable product mix with a greater proportion of entry level products with lower average selling prices and the adoption of new pricing initiatives to drive sell-through and sell-in of BlackBerry 7 handheld devices. The Company plans to continue to aggressively incentivize sales of BlackBerry 7 handheld devices, which is expected to put downward pressure on the average revenue per unit (“ARPU”) and related gross margins for handheld devices for the remainder of the fiscal year as the Company continues to work through the transition to BlackBerry 10. In the first quarter of fiscal 2013, 7.8 million Blackberry handheld devices were shipped, which decreased from 13.2 in the same period in the prior fiscal year due to a number of factors, primarily reflecting the ongoing market challenges, the intense competition RIM is facing across many of its markets, particularly in the United States, as well as the platform and product transition the Company is undertaking. Delays in the introduction of the BlackBerry 10 smartphones have resulted in the current BlackBerry 7 product line being in the market for approximately one year and this contributes to lower than expected unit shipments and a loss of market share as some customers await the launch of the new BlackBerry 10 smartphones. The Company has launched new BlackBerry 7

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

handhelds in the U.K, Middle East and Asia Pacific in the latter part of the first quarter of fiscal 2013 and will continue to drive these new devices into global carrier and distribution channels in the second quarter of fiscal 2013.

Outside of North America, overall performance was negatively impacted by pricing pressure due to competitive market dynamics and the aging of the Company’s in-market product portfolio, making growth in international markets increasingly more challenging. The Company has begun to refresh the product portfolio by releasing new BlackBerry 7 handheld devices in the UK, Middle East and Asia Pacific in the first quarter of fiscal 2013, as noted above. Initial results from these launches have been positive and the Company expects these new devices to help re-invigorate sales in these regions.

The number of BlackBerry PlayBook tablets shipped during the first quarter of fiscal 2013 was approximately 0.3 million, representing a decrease of 0.2 million units compared to the same period in the prior fiscal year. BlackBerry PlayBook tablet shipments have experienced lower than anticipated sell-through to end users due mainly to intense competition in the tablet market, especially in the United States. During the first quarter of fiscal 2013, the Company continued its promotional activities to encourage sell-through of the BlackBerry PlayBook tablets. Based on the positive response to the promotions that occurred in select markets, the Company believes this strategy will help to manage its inventory and accelerate adoption of its QNX-based platform by consumers and enterprises.

Service revenue increased by $30 million, or 3.1%, to $1.0 billion, or 35.6% of consolidated revenue, in the first quarter of fiscal 2013, compared to $973 million, or 19.8% of consolidated revenue, in the first quarter of fiscal 2012. The increase in service revenue reflects the Company’s increase in net new BlackBerry subscriber accounts since the first quarter of fiscal 2012, particularly in Latin America, Asia Pacific and Europe, Middle East and Africa (“EMEA”). The overall BlackBerry subscriber base continued to grow in all regions in the first quarter of fiscal 2013 except for North America. The overall increase was partially offset by a decrease in the ARPU, caused by a shift in the mix of the Company’s subscriber base from higher tiered unlimited plans to prepaid and lower tiered plans. BlackBerry tiered service plans continued to drive growth in the Company’s subscriber base in the first quarter of fiscal 2013, specifically in the international markets. The total BlackBerry subscriber base was over 78 million as at the end of the first quarter of fiscal 2013. The growth in international markets was offset by continued weak results in the first quarter of fiscal 2013 in the United States where a 12% decline in the subscriber base has caused service revenue to decline by 21%. The Company expects net subscribers in the United States to remain under pressure and will be looking to international markets to help maintain and grow the base. The Company also expects ARPU to continue to decline in the second quarter of fiscal 2013 due to the anticipated mix of the Company’s subscriber base discussed previously. The Company continues to be dissatisfied with the performance of the business in the United States. As described above, RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee charged to a carrier or reseller, which the carrier or reseller in turn bills to the BlackBerry subscriber. Given that many of the Company’s competitors recover their infrastructure and services expense in alternate manners, the Company continues to face pressure to reduce its infrastructure access fees. In addition, the infrastructure access fees charged by the Company are expected to fall under increasing pressure as certain of the new products it launches, including BlackBerry 10 smartphones, are not expected to utilize the network infrastructure in the same way or to the same extent as the Company’s existing products. The Company is focused on developing an integrated services offering that

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

leverages RIM’s strengths such as BBM, security and manageability that will continue to generate service revenues. However, if the Company is unable to resist these competitive pressures or is unable to develop a compelling integrated services offering that will continue to generate service revenues and enable the Company to recover the costs associated with its network infrastructure, this could have a material adverse effect on the Company’s results of operations and financial condition.

Software revenue, which includes fees from licensed BES software, CALs, technical support, maintenance and upgrades decreased by $12 million, or 14.8%, to $69 million, or 2.5% of consolidated revenue, in the first quarter of fiscal 2013, compared to $81 million, or 1.7% of consolidated revenue, in the first quarter of fiscal 2012. This decrease was primarily attributable to a decline in revenue generated by the Company’s acquired subsidiaries, as well as a decrease in BES and CALs revenue.

Other revenue, which includes non-warranty repairs, accessories and gains and losses on revenue hedging instruments, increased by $40 million to $73 million in the first quarter of fiscal 2013 compared to $33 million in the first quarter of fiscal 2012. The majority of the increase was attributable to gains realized from revenue hedging instruments in the first quarter of fiscal 2013, compared to a net loss from hedging instruments that was realized in the same period in the prior fiscal year. See “Market Risk of Financial Instruments – Foreign Exchange” for additional information on the Company’s hedging instruments.

Sales outside the United States, the United Kingdom and Canada comprised approximately 63% of the total consolidated revenue during the first quarter of fiscal 2013. Some of the larger markets comprising the other segment include Indonesia, South Africa and Venezuela. Sales in the United States represented approximately 25% of total consolidated revenue during the quarter, a decrease as a percentage of total consolidated revenue compared to the prior year resulting from shifts in the competitive dynamics within the United States, the implementation of aggressive programs with carrier partners to reduce attrition rates in the United States, an aging in-market product portfolio, as well as growth in international markets compared to the first quarter of fiscal 2012. Revenues in the United States have stabilized in the first quarter of fiscal 2013, showing only modest declines, as a result of the Company aggressively working with carrier partners and enterprise customers to upgrade subscribers to BlackBerry 7 handhelds. However, as noted above, subscriber attrition has remained high due to the intense competition faced by the Company in this market. Sales in the United Kingdom represented approximately 9% of total consolidated revenue and sales and Canada represented the remainder. During the first quarter of fiscal 2013, the Company experienced a significant decrease in its share of the smartphone market in the United States compared to the first quarter of fiscal 2012. Intense competition, the lack of an LTE product and a high end consumer offering in the United States as well as consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments are negatively impacting the Company’s results in that market. The Company plans to have a broad spectrum of applications available on the BlackBerry 10 platform when it is launched, including games, multimedia, productivity, enterprise and social media applications. Developers have already submitted over 25,000 BlackBerry Playbook applications to BlackBerry AppWorld, many of which will run on BlackBerry 10, and the Company expects tens of thousands more applications prior to the anticipated BlackBerry 10 launch. Sales in the United States have also been impacted by the significant number of new Android-based competitors that have entered the market. In addition, the increased desire by carriers to sell devices that operate on the new, faster LTE networks being built has also impacted the Company’s market share, as these networks feature faster download speeds and enable carriers to offer higher-value data plans. RIM’s first LTE devices are scheduled to be launched with the Company’s first BlackBerry 10 smartphones, currently expected in the first quarter of calendar 2013. The Company expects net subscribers in the United States to remain under pressure and ARPU to continue to decline in the second quarter of fiscal 2013, given the anticipated product mix reflecting growth in lower tiered plans, and will be looking to international markets to grow the subscriber base.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

RIM has encountered challenges adapting to the BYOD movement as some IT departments that previously required employees to use the BlackBerry wireless solution because of its emphasis on security and reliability are permitting employees to choose devices offered by the Company’s competitors, and this has been reflected through a decrease in the Company’s enterprise subscriber growth rate. To address this evolution of the market, RIM has introduced products to provide manageability and scalability solutions including BlackBerry Enterprise Server Express, BlackBerry Mobile Fusion and BlackBerry Balance, which give information technology departments the ability to securely manage BlackBerry devices and other operating system platforms through a single interface and to securely protect corporate data on an employee’s personal smartphone or tablet. RIM expects that the anticipated launch of BlackBerry 10 smartphones in the first quarter of calendar 2013 will strengthen its position in the BYOD enterprise segment and the Company will also continue to seek partnerships that will further enable RIM to have a complete BYOD offering.

Gross Margin

Consolidated gross margin decreased by $1.4 billion, to $788 million, or 28% of consolidated revenue, in the first quarter of fiscal 2013, compared to $2.2 billion, or 43.9% of consolidated revenue, in the first quarter of fiscal 2012.

The year-over-year decline in consolidated gross margin was attributable to certain fixed costs, including licensing costs, being allocated to lower shipment volumes, the mix of BlackBerry handheld devices sold during the quarter, which were weighted towards in-life products with lower average selling prices and the adoption of new pricing initiatives to drive sell-through and sell-in for BlackBerry 7 handheld devices. The overall decrease in the Company’s consolidated gross margin was partially offset by an increase in service revenue as a result of additional subscriber accounts. Service revenue comprised 35.6% of the total revenue mix for the first quarter of fiscal 2013 compared to 19.8% in the first quarter of fiscal 2012.

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense for the quarter ended June 2, 2012, compared to the quarter ended March 3, 2012 and the quarter ended May 28, 2011. The Company believes it is meaningful to provide a comparison between the first quarter of fiscal 2013 and the fourth quarter of fiscal 2012 given that RIM’s quarterly operating results vary substantially.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	For the Three Months Ended
	(in millions)
	June 2, 2012		March 3, 2012		May 28, 2011
		% of Revenue		% of Revenue		% of Revenue
Revenue	$2,814		$4,190		$4,908

Operating expenses
Research and development	$368	13.1%	$386	9.2%	$423	8.6%
Selling, marketing and administration	552	19.6%	650	15.5%	704	14.3%
Amortization	176	6.3%	152	3.6%	132	2.7%
Impairment of Goodwill(1)	335	11.9%	355	8.5%	—	0.0%

Total	$1,431	50.9%	$1,543	36.8%	$1,259	25.6%

(1)

During the first quarter of fiscal 2013, the Company performed a goodwill impairment test and based on the results of that test, the Company recorded a Q1 Goodwill Impairment Charge of approximately $335 million pre-tax, or $326 million after-tax.

Operating expenses decreased by 7.3% to $1.4 billion, or 50.9% of revenue in the first quarter of fiscal 2013, compared to $1.5 billion or 36.8% of revenue in the fourth quarter of fiscal 2012, reflecting the lower consolidated revenue in the first quarter of fiscal 2013. Operating expenses increased by 13.7% compared to $1.3 billion or 25.6% of revenue in the first quarter of fiscal 2012 due to the Q1 Goodwill Impairment Charge recorded in the first quarter of fiscal 2013, partially offset by the reduction in headcount implemented as part of the CORE program and the Company’s previous cost optimization program since the first quarter of fiscal 2012.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.

Research and development expenses decreased by $18 million to $368 million in the first quarter of fiscal 2013, compared to $386 million in the fourth quarter of fiscal 2012. This decrease was primarily attributable to a decrease in material costs.

Research and development expenses decreased by $55 million or 13% in the first quarter of fiscal 2013, compared to $423 million in the first quarter of fiscal 2012. This decrease was primarily attributable to a decrease in headcount. Research and development related headcount decreased by 731 individuals, or 8.7%, compared to the first quarter of fiscal 2012. The Company expects further headcount reductions in certain functional areas within research and development during the remainder of fiscal 2013. The decrease in research and development costs was also attributable to lower material costs, as less product launches are expected in the early part of fiscal 2013, and a reduction in product cancellation costs as compared to the first quarter of fiscal 2012.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.

Selling, marketing and administration expenses decreased by $98 million to $552 million in the first quarter of fiscal 2013 compared to $650 million for the fourth quarter of fiscal 2012. This was primarily the result of a shift from traditional forms of marketing towards direct marketing programs with the Company’s carrier partners.

Selling, marketing and administration expenses decreased by $152 million in the first quarter of fiscal 2013 compared to $704 million in the first quarter of fiscal 2012. This decrease was the result of a shift from traditional forms of marketing towards direct marketing programs with the Company’s carrier partners and a general decrease in headcount. Headcount related to selling, marketing and administration functions decreased by 1,063 individuals or 17.6%, as compared to the first quarter of fiscal 2012. The Company expects further headcount reductions in these functional areas in the remainder of fiscal 2013.

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the first quarter of fiscal 2013 compared to the first quarter of fiscal 2012. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended
	(in millions)
	Included in Amortization			Included in Cost of Sales
	June 2, 2012	May 28, 2011	Change	June 2, 2012	May 28, 2011	Change
Property, plant and equipment	$95	$82	$13	$83	$68	$15
Intangible assets	81	50	31	221	155	66

Total	$176	$132	$44	$304	$223	$81

Amortization

Amortization expense relating to certain property, plant and equipment and intangible assets increased by $44 million to $176 million for the first quarter of fiscal 2013, compared to $132 million for the comparable period in fiscal 2012, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made over the last four quarters.

Cost of sales

Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $81 million to $304 million for the first quarter of fiscal 2013, compared to $223 million for the comparable period in fiscal 2012. This increase primarily reflects the impact of renewed or amended licensing agreements over the last four quarters as well as the impact of certain property, plant and equipment asset additions made over the last four quarters.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Goodwill

Goodwill represents the excess of an acquisition price over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually, through a two step process, in the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that goodwill is more likely than not impaired.

The Company performed a goodwill impairment analysis during the fourth quarter of fiscal 2012 and concluded that impairment existed. Based on the results of that test, the Company recorded a goodwill impairment charge of $355 million.

Due to business conditions and a continued significant decline in the Company’s market capitalization, the Company concluded that goodwill impairment indicators existed and an interim goodwill impairment assessment was required for the first quarter of fiscal 2013. The Company used a two-step impairment test to identify potential goodwill impairment and measured the amount of the goodwill impairment loss to be recognized. In the first step, the fair value of the Company was determined using RIM’s average market capitalization for the preceding five days from the impairment test date, plus a reasonable control premium, which was established based on recent market transactions. The results from the first step of the goodwill impairment test demonstrated that the carrying value of the Company exceeded its estimated fair value as at the balance sheet date and therefore the second step of the goodwill impairment test was performed.

In the second step of the impairment test, the Company calculated the impairment loss by estimating the implied fair value of goodwill and comparing it with its carrying value. Using the fair value determined in the first step as the acquisition price, the implied fair value of goodwill was calculated as the residual amount of the acquisition price after allocations made to the fair value of net assets, including recognized and unrecognized intangible assets. Based on the results of the second step of the goodwill impairment test, it was concluded that the carrying value of goodwill was impaired. Consequently, the Company recorded the Q1 Goodwill Impairment Charge of $335 million, which eliminated the remaining carrying value of its goodwill, and reported this amount as a separate line item in the Consolidated Statements of Operations.

The Company’s share price and control premium are significant factors in assessing the Company’s fair value for purposes of the goodwill impairment assessment. The Company’s share price can be affected by, among other things, changes in industry or market conditions, including the effect of competition, changes in the Company’s results of operations, and changes in the Company’s forecasts or market expectations relating to future results. See “Risk Factors – The market price of the Company’s common shares may be volatile” in the Company’s Annual Information Form.

Investment Income

Investment income decreased to $3 million in the first quarter of fiscal 2013, from $7 million in the first quarter of fiscal 2012. The decrease in investment income is a result of decreases in the Company’s average cash, cash equivalents and investment balances, a decrease in the average yield due, and a decrease in the amount of one-time gains compared to the same period in fiscal 2012. See “Financial Condition - Liquidity and Capital Resources”.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes

For the first quarter of fiscal 2013, the Company’s income tax recovery was $122 million, resulting in an effective tax rate of approximately 19.1%, compared to income tax expense of $209 million and an effective tax rate of approximately 23.1% for the same period in the prior fiscal year. The Company’s lower effective tax rate in the first quarter of fiscal 2013 primarily reflects the impact of the Q1 Goodwill Impairment Charge. This was partially offset by the geographic mix of earnings in jurisdictions with different tax rates, the favourable impact of carrying operating losses back to prior periods with higher effective tax rates and the effect of tax incentives on earnings.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Loss

The Company’s net loss for the first quarter of fiscal 2013 was $518 million, a decrease of $1.2 billion, compared to net income of $695 million in the first quarter of fiscal 2012, primarily reflecting a decrease of $1.4 billion in the Company’s consolidated gross margin. The Company’s consolidated gross margin was negatively impacted by the decreased number of BlackBerry handheld devices shipped, as well as the mix of BlackBerry handheld devices sold during the quarter, which were weighted towards in-life products with lower average selling prices and gross margins, as well as the adoption of new pricing initiatives to drive sell-through and sell-in of BlackBerry 7 handheld devices. Certain higher fixed costs, including licensing costs, were allocated to lower volumes, further contributed to a lower overall gross margin. This was partially offset by an increase in service revenue as a result of additional subscriber accounts, a decrease in operating expenses and a recovery of income taxes.

Basic and diluted loss per share were both $0.99 in the first quarter of fiscal 2013, compared to basic EPS and diluted EPS of $1.33 in the first quarter of fiscal 2012.

The weighted average number of shares outstanding was 524 million common shares for both basic and diluted EPS for the first quarter of fiscal 2013, compared to 524 million common shares for basic EPS and 525 million common shares for diluted EPS for the first quarter of fiscal 2012.

The Company believes it is extremely important to focus on increasing sales of its BlackBerry 7 handheld devices ahead of its BlackBerry 10 launch and throughout the remainder of fiscal 2013. In order to drive increased demand for BlackBerry 7 products and services in the United States, the Company commenced a targeted marketing and sales program to aggressively incentivize sales of BlackBerry 7 handheld devices through the implementation of programs to drive upgrades from older BlackBerry products to BlackBerry 7 handheld devices and to attract first-time smartphone buyers to BlackBerry. This is expected to create pressure on earnings in the coming fiscal quarters as the Company invests in an attempt to maintain and grow the BlackBerry brand and awareness of the BlackBerry 7 product family. The Company has also increased its spending on advertising and promotional activities in a number of key international markets.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company anticipates that these investments will also lay the groundwork for the launch of its BlackBerry 10 smartphones, which is currently expected to occur in the first quarter of calendar year 2013. See “Cautionary Note Regarding Forward-Looking Statements”.

As noted above, the Company is in the process of completing the largest platform and organizational transition in its history, with a view to better position the Company to achieve growth and to continue to be a leading company in the wireless communications industry. As part of the ongoing efforts, the Company is also re-evaluating its product portfolio, operations, manufacturing and research and development strategy. The Company has implemented various initiatives related to the CORE program, as discussed above, and expects to incur restructuring and related charges of approximately $350 million by the end of fiscal 2013, primarily associated with the global workforce reduction.

The Company expects the next several quarters to continue to be very challenging for its business based on the increasing competitive environment, lower level of handheld shipment volumes and a higher mix of entry-level products, potential financial and other impacts from the delay of BlackBerry 10 and pressure to reduce RIM’s monthly infrastructure access fees. Also, the Company plans to invest in targeted marketing and sales programs to aggressively drive sales of BlackBerry 7 handheld devices as its portfolio of products with higher average selling prices begins to age before the anticipated launch of the BlackBerry 10 smartphones. As a result, the Company expects to report an operating loss in the second quarter of fiscal 2013 as RIM continues to work through the transition to BlackBerry 10. This outlook excludes the impact of charges related to the CORE Program. The Company expects that there will be continued pressure on operating results for the remainder of the fiscal year based on the factors described above and the timing of the BlackBerry 10 launch. See “Cautionary Note Regarding Forward-Looking Statements”.

Common Shares Outstanding

On June 29, 2012, there were 524 million voting common shares, options to purchase 3.1 million voting common shares, 7.3 million restricted share units and 0.2 million deferred share units outstanding.

The Company has not paid any cash dividends during the last three fiscal years.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Quarterly Financial Data

The following table sets forth RIM’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended June 2, 2012. The information in the table below has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Fiscal Year 2013	Fiscal Year 2012				Fiscal Year 2011
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
	(in millions, except per share data)
Revenue	$2,814	$4,190	$5,169	$4,168	$4,908	$5,556	$5,495	$4,621

Gross margin	$788	$1,401	$1,410	$1,612	$2,156	$2,453	$2,394	$2,055
Operating expenses(1)	1,431	1,543	1,082	1,205	1,259	1,213	1,138	973
Investment income (loss), net	3	5	2	7	7	3	(11)	6

Income (loss) before income taxes	(640)	(137)	330	414	904	1,243	1,245	1,088
Provision (benefit) for income taxes	(122)	(12)	65	85	209	309	334	291

Net income/ (loss)	$(518)	$(125)	$265	$329	$695	$934	$911	$797

Earnings/ (loss) per share
Basic	$(0.99)	$(0.24)	$0.51	$0.63	$1.33	$1.79	$1.74	$1.46
Diluted	$(0.99)	$(0.24)	$0.51	$0.63	$1.33	$1.78	$1.74	$1.46

Research and development	$368	$386	$369	$381	$423	$383	$357	$323
Selling, marketing and administration	552	650	567	683	704	705	666	546
Amortization	176	152	146	141	132	125	115	104
Impairment of Goodwill(1)	335	355	—	—	—	—	—	—

Operating expenses	$1,431	$1,543	$1,082	$1,205	$1,259	$1,213	$1,138	$973

(1)

During the first quarter of fiscal 2013, the Company performed a goodwill impairment test and based on the results of that test, the Company recorded the Q1 Goodwill Impairment Charge of approximately $335 million pre-tax or approximately $326 million after-tax.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Liquidity and Capital Resources

Cash, cash equivalents, and investments increased by $136 million to $2.2 billion as at June 2, 2012 from $2.1 billion as at March 3, 2012. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at June 2, 2012.

A comparative summary of cash, cash equivalents, and investments is set out below:

	As at
	(in millions)
	June 2, 2012	March 3, 2012	Change
Cash and cash equivalents	$1,467	$1,527	$(60)
Short-term investments	471	247	224
Long-term investments	309	337	(28)

Cash, cash equivalents, and investments	$2,247	$2,111	$136

The change in cash and cash equivalents is primarily due to net cash flows used in investing activities and financing activities, which were partially offset by net cash flows provided by operating activities, as set out below:

	For the Three Months Ended
	(in millions)
	June 2, 2012	May 28, 2011
Net cash flows provided by (used in):
Operating activities	$711	$1,020
Investing activities	(759)	(782)
Financing activities	(4)	(20)
Effect of foreign exchange loss on cash and cash equivalents	(8)	(23)

Net increase (decrease) in cash and cash equivalents	$(60)	$195

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash flows for the three months ended June 2, 2012

Operating Activities

Net cash flows provided by operating activities were $711 million for the first three months of fiscal 2013 compared to net cash flows provided by operating activities of $1.0 billion in the first three months of fiscal 2012. The decrease was mainly attributable to lower net income as well as net changes in working capital compared to the same period in the prior fiscal year. The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at
	(in millions)
	June 2, 2012	May 28, 2011	Change
Current assets	$6,664	$8,100	$(1,436)
Current liabilities	3,234	3,967	(733)

Working capital	$3,430	$4,133	$(703)

The decrease in current assets of $1.4 billion at the end of the first quarter of fiscal 2013 from the end of the first quarter of fiscal 2012 was primarily due to a decrease in cash and cash equivalents, as well as a decrease in accounts receivable and other receivables. This is partially offset by an increase in other current assets and inventories, of $205 million and $75 million, respectively.

At June 2, 2012, accounts receivable was $2.6 billion, a decrease of $1.2 billion from May 28, 2011. The decrease was primarily due to a decrease in revenue during the first quarter of fiscal 2013, partially offset by an increase in days sales outstanding to 84 days in the first quarter of fiscal 2013 from 70 days at the end of the first quarter of fiscal 2012.

Other receivables decreased by $208 million at the end of the first quarter of fiscal 2013 compared to the same period in the prior fiscal year, primarily due to a decrease of approximately $186 million on the amount receivable on parts sold to manufacturers as well as a decrease in excise taxes receivable as a result of the timing of payments. Other current assets increased by $205 million due to additional deferred cost of goods sold for hardware units that were shipped, but not recognized as revenue as the units did not meet the criteria for revenue recognition. This also resulted in an increase in the deferred revenue balance in the first quarter of fiscal 2013. Lastly, inventories increased by $75 million when compared to the first quarter of fiscal 2012, mainly due to an increase in raw materials associated with new handheld devices.

The decrease in current liabilities of $733 million at the end of the first quarter of fiscal 2013 from the end of the first quarter of fiscal 2012 was primarily due to decreases in accounts payable and accrued liabilities. As at June 2, 2012, accounts payable and accrued liabilities were $659 million and $2.1 billion, respectively. The overall decrease of $1.1 billion from the end of the first quarter of fiscal 2012 was primarily attributable to the timing of purchases during the first quarter of fiscal 2013 compared to the first quarter of fiscal 2012. This decrease was partially offset by an increase in deferred revenue as noted above.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investing Activities

During the three months ended June 2, 2012, cash flows used in investing activities were $759 million and included acquisitions of investments of $352 million, intangible asset additions of $284 million, acquisitions of property, plant and equipment of $153 million and a business acquisition of $105 million, offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term and long-term investments, net of the costs of acquisitions, in the amount of $135 million. For the same period of the prior fiscal year, cash flows used in investing activities were $782 million and included property, plant and equipment additions of $222 million, intangible asset additions of $560 million, and business acquisitions of $27 million, offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions, in the amount of $27 million.

During the three months ended June 2, 2012, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry-related features and intangible assets associated with business acquisitions. The increase in property, plant and equipment spending for the first three months of fiscal 2013 was primarily due to increased investments in buildings, renovations to existing facilities, expansion and enhancements of the BlackBerry infrastructure. Business acquisitions in the first three months of fiscal 2013 related to the purchase of a company whose technologies will be incorporated into the Company’s products to enhance radio frequency tuning for LTE products.

Financing Activities

Cash flows used in financing activities were $4 million for the first three months of fiscal 2013 and were in connection with the Company’s stock compensation program.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at June 2, 2012:

	(in millions)
	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years
Operating lease obligations	$330	$89	$84	$67	$90
Purchase obligations and commitments	4,498	4,098	400	—	—

Total	$4,828	$4,187	$484	$67	$90

Purchase obligations and commitments amounted to approximately $4.5 billion as at June 2, 2012, with purchase orders with contract manufacturers representing approximately $4.4 billion of the total. The Company also has commitments on account of capital expenditures of approximately $0.1 billion included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company including payments on account of licensing agreements. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services, changes to agreed-upon amounts for some obligations or payment terms.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company has not paid any cash dividends in the last three fiscal years.

In September 2011, the Company entered into a one-year $500 million senior unsecured revolving credit facility (the “Facility”) with a syndicate of commercial banks for working capital, capital expenditures, acquisitions, investments and general corporate purposes. The Company can draw on the unused portion of the Facility and also convert the outstanding balance in to a one-year term loan prior to the expiry date. As at June 2, 2012, the Company has utilized $8 million of the Facility for outstanding letters of credit. The Facility can be increased to $1.0 billion at the Company’s request, subject to receiving additional credit commitments from new or existing commercial banks within the syndicate. This Facility expires on September 6, 2012 and the Company is currently working with its lenders to renew the Facility or enter into a new financing arrangement.

Cash, cash equivalents, and investments were $2.2 billion as at June 2, 2012 and the Company currently expects to maintain its current cash position through to the end of the second quarter of fiscal 2013. The Company also expects to incur restructuring related charges and cash funding requirements associated with the CORE program of approximately $350 million by the end of fiscal 2013, primarily associated with the global workforce reduction, of which the timing and funding of such payments has yet to be finalized. These reductions and other cost reduction initiatives that the Company is implementing are expected to reduce the Company’s need for operating cash going forward. Management is focused on maintaining appropriate cash balances, efficiently managing working capital balances and the significant reduction in capital investments through the CORE program and continues to evaluate the liquidity needs for the business as it evolves. In addition, the Company is looking at all opportunities to attempt to accelerate cost savings through the CORE program earlier in fiscal 2013. Based on its current financial projections, the Company believes its financial resources, together with expected future operating cash generating activities and available borrowings under the Facility or any extension or replacement of the Facility, or access to other financing arrangements, should be sufficient to meet funding requirements for current financial commitments, for future operating expenditures not yet committed and also provide the necessary financial capacity through the anticipated launch of the BlackBerry 10 smartphones in the first quarter of calendar 2013. As noted above, the Company’s expectations with respect to its cash position and future liquidity are forward-looking statements that are subject to the inherent risk of difficulties in forecasting RIM’s financial results for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. See “Cautionary Statement Regarding Forward-Looking Statements” and the “Risk Factors” section of RIM’s Annual Information Form for the fiscal year ended March 3, 2012, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended March 3, 2012, including the risk factor titled “The Company’s ability to maintain or increase its cash balance could be adversely affected by its ability to offer competitive products and services in a timely manner at competitive prices.”

The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Legal Proceedings

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors – Risks Related to Intellectual Property” and “Risk Factors - Risks Related to the Company’s Business and its Industry - The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies” in RIM’s Annual Information Form for the fiscal year ended March 3, 2012, which is included in RIM’s Annual Report on Form 40-F.

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered probable for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

On June 20, 2008, St. Clair Intellectual Property Consultants, Inc. (“St. Clair”) filed a patent infringement lawsuit against the Company and other defendants in the U.S. District Court for the District of Delaware. The patents in suit include U.S. Patent Nos. 5,138,459; 6,094,219; 6,233,010 and 6,323,899. These patents are generally directed to image processing in digital cameras. On October 31, 2011, the court held a hearing to address summary judgment motions filed by both sides. On March 26, 2012, the court granted Defendants’ Motion for Summary Judgment. On April 20, 2012, St. Clair filed a notice of appeal. On May 16, 2012, the Company filed a motion to dismiss the appeal because it was filed prior to dismissal of the district court action. Proceedings are ongoing.

On November 16, 2010, St. Clair filed a second complaint against the Company and other defendants in the U.S. District Court for the District of Delaware. The patents in suit include U.S. Patent Nos. 5,630,163;

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

5,710,929; 5,758,175; 5,892,959; 6,079,025 and 5,822,610. These patents are generally directed to power management. The complaint seeks an injunction and monetary damages. The claim construction hearing was held on December 16, 2011, and the trial will begin sometime after November 9, 2012. Proceedings are ongoing.

On October 31, 2008, Mformation Technologies, Inc. filed a patent infringement lawsuit against the Company in the U.S. District Court for the Northern District of California. The patents-in-suit include U.S. Patent Nos. 6,970,917 and 7,343,408. These patents are generally directed to remote device management functionality. A claim construction hearing was held on November 20, 2009. On February 26, 2010, the court issued a claim construction order. A trial date was set for September 2011, but then later vacated. On August 31, 2011, the court requested additional claim construction briefings. The court held a hearing on September 26, 2011 for oral argument on the additional claim construction as well as motions for summary judgment and then took the issues under advisement. On December 19, 2011, the court issued an order on the parties’ summary judgment motions and the additional claim construction. Jury selection was completed on June 14, 2012, and trial began on June 19, 2012. Proceedings are ongoing.

On November 20, 2008, the Company filed a lawsuit for declaratory judgment of non-infringement, invalidity and unenforceability against four Eastman Kodak (“Kodak”) patents in the U.S. District Court for the Northern District of Texas (Dallas Division). The patents-in-suit include U.S. Patent Nos. 5,493,335, 6,292,218 (“the ’218 Patent”) and 6,600,510 (“the ‘510 Patent”) which are generally directed to digital camera technologies and U.S. Patent No. 5,226,161 which is directed to data sharing in applications. Kodak counterclaimed for infringement of these same patents seeking an injunction and monetary damages. The claim construction hearing was held on March 23, 2010. On July 23, 2010, Kodak dismissed the ‘510 Patent from the case without prejudice. The court set an initial trial date in December 2010. The court also ordered mediation to seek to settle the case. Mediation was unsuccessful and on November 29, 2010 the court reset the trial date for August 1, 2011. On July 20, 2011, the court again reset the trial date for the three-week docket beginning on March 5, 2012. On January 19, 2012, following federal rules, Judge Kinkeade stayed the proceedings because Kodak declared bankruptcy. The Company filed an unopposed motion with the bankruptcy court to lift the stay. On March 9, 2012, the bankruptcy court granted the Company’s motion to lift the stay of the case pending in the Northern District of Texas. On May 29, 2012, a trial date was set in December 2012. Proceedings are ongoing.

On January 14, 2010, Kodak filed a complaint with the ITC against the Company and Apple Inc. alleging infringement of the ‘218 Patent and requesting the ITC to issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. On February 23, 2010, the ITC published a Notice of Investigation in the Federal Register. The Administrative Law Judge (“ALJ”) set a trial date of September 1, 2010 and a target date for completion of the investigation by the ITC of May 23, 2011. A claim construction hearing was held on May 24-25, 2010. The Chief Judge issued his claim construction order as an Initial Determination on June 22, 2010. In accordance with the ALJ’s ruling, the trial was held and lasted for six days. On January 24, 2011, the ALJ ruled that the Company’s products do not infringe the ‘218 Patent and that the only asserted claim is invalid as obvious. Kodak and the ITC Staff separately petitioned for ITC review on February 7, 2011. The Company also filed a contingent petition for review on February 7, 2011. On March 25, 2011, the ITC issued a public notice advising that the ITC would review Chief Judge Luckern’s decision. The ITC delayed the target date for completion of the investigation by the ITC. The new target date was June 23, 2011. On July 8, 2011, the ITC issued an Opinion with its review of Chief Judge Luckern’s decision. The ITC remanded issues concerning both infringement and validity. The remand proceedings were assigned to a different ALJ,

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

ALJ Pender, as Chief Judge Luckern retired from the bench. Acting Chief Judge Bullock initially set October 30, 2011 as the target date for the new ALJ to determine how much additional time is necessary for the remand proceedings and to set a new final target date and later extended this date to December 30, 2011. On December 16, 2011, ALJ Pender determined that he will reopen the record to permit limited additional discovery and extended the target date to September 21, 2012 to allow time for the parties to complete this discovery and remand briefing. On January 26, 2012, Judge Pender decided not to reopen the record due to fact that certain issues had become moot. On May 21, 2012, Judge Pender issued his Initial Determination finding no violation of Section 337 of the Tariff Act. On June 4, 2012, Kodak filed a petition for review of Judge Pender’s Initial Determination and the Company filed a contingent petition for review. Proceedings are ongoing.

On September 23, 2009, SimpleAir, Inc. (“SimpleAir”) filed a lawsuit against the Company and ten other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 6,021,433; 7,035,914; 6,735,614; and 6,167,426. The patents are generally directed to the generation, processing and/or delivery of content, notifications and updates for computing devices. The complaint seeks an injunction and monetary damages. The claim construction hearing occurred on June 17, 2011, and the trial was scheduled to begin on December 5, 2011. The court issued its Markman decision on September 2, 2011. On October 27, 2011, the court continued the trial date, setting it for April 23, 2012. The Company and SimpleAir settled all outstanding litigation on April 12, 2012 for an amount immaterial to the Consolidated Financial Statements.

On November 23, 2009, Klausner Technologies Inc. (“Klausner”) filed a lawsuit against the Company and Motorola in the U.S. District Court for the Eastern District of Texas (Tyler Division) alleging infringement of U.S. Patent Nos. 5,572,576 and 5,283,818. The patents are generally directed to visual voice mail. The complaint seeks an injunction and monetary damages. Klausner served the Company on March 23, 2010. On June 6, 2012, Klausner filed a motion to dismiss without prejudice and the case was dismissed on June 7, 2012.

On March 31, 2010, MobileMedia Ideas LLC (“MMI”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division) alleging infringement of U.S. Patent Nos. 5,479,476; 5,845,219; 6,055,439; 6,253,075; 6,427,078; RE.39231; 5,732,390; 5,737,394; 6,070,068; 6,389,301; 6,446,080; and 7,349,012. The patents are generally directed to mobile telephone technologies including mobile telephone user interfaces, call control, speech signal transmission and imaging. The complaint seeks an injunction and monetary damages. The claim construction hearing was scheduled for January 11, 2012, and trial was scheduled to begin July 12, 2012. On August 30, 2011, the case was transferred from the Eastern District of Texas to the Northern District of Texas (Dallas). On November 4, 2011, MMI filed an amended complaint in the Northern District of Texas, alleging infringement of four additional patens: U.S. Patent Nos. 5,490,170; 6,049,796; 6,871,048; and, 6,441,828. The amended complaint seeks an injunction, monetary damages and other relief that the court may deem proper under the circumstances. On March 21, 2012, the court stayed the proceedings with respect to U.S. Patent Nos. 5,479,476; 5,845,219; 6,055,439; 6,253,075; and 6,427,078. On April 16, 2012, the Company filed a motion to stay the proceedings with respect to U.S. Patent No. 6,049,796. On May 4, 2012, the court granted the Company’s motion to stay proceedings with respect to U.S. Patent No. 6,049,796. Proceedings are ongoing.

On August 4, 2010, EON Corporation IP Holdings LLC (“EON”) filed a lawsuit against the Company as well as sixteen other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) alleging infringement of U.S. Patent No. 5,592,491. The patent is generally directed to a two-way

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

communication network and a method for communicating between subscriber units and a local base station repeater cell. The complaint seeks an injunction and monetary damages. The claim construction hearing was held on January 5, 2012, and trial is scheduled to begin October 1, 2012. On February 8, 2012 Magistrate Judge Love issued his report and recommendation on claim construction and a supplemental claim construction order on April 18, 2012. Proceedings are ongoing.

On September 23, 2010 EON filed suit in the U.S. District Court for the District of Delaware against the Company and sixteen other defendants alleging infringement of U.S. Patent No. 5,663,757. This patent is generally directed to software controlled multi-mode interactive TV. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for December 7, 2012, and trial is scheduled to begin August 12, 2013. Proceedings are ongoing.

On September 2, 2010, Innovative Sonic Limited filed suit against the Company in the U.S. District Court for Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent Nos. 6,925,183; RE 40,077; and 7,436,795. The patents are generally directed to window based polling and timing as well as security keys in a wireless communication system. The complaint seeks an injunction and monetary damages. The claim construction hearing was scheduled for November 10, 2011, and trial was scheduled to begin June 4, 2012. Subsequently, the case was transferred from the Eastern District of Texas to the Northern District of Texas (Dallas Division). The Dallas court issued a scheduling order stating that it does not intend to hold a Markman hearing and set a trial date in March 2013. The court held a Markman hearing on June 11, 2012. Proceedings are ongoing.

On September 8, 2010, Eatoni Ergonomics, Inc. (“Eatoni”) filed a motion to vacate a June 8, 2010 arbitration award and a March 2007 arbitration award in the U.S. District Court for the Southern District of New York in a lawsuit filed on November 19, 2008 against the Company alleging that: the Company breached the March 2007 arbitration award; the license to the Company for Eatoni’s U.S. Patent 6,885,317 (the “’317 Patent”) is invalid; the Company infringed the ‘317 Patent; and the Company monopolized the reduced QWERTY market with its Sure Type line of devices. The original lawsuit to which this matter relates was filed on April 28, 2005 and settled on September 26, 2005 through mediation. A subsequent arbitration proceeding was held in February 2007 with an arbitration award issued in March 2007. An arbitration related to the current court action was held in December 2009 with an arbitration award issued on June 8, 2010. On December 5, 2011, the judge dismissed the amended complaint against the Company with prejudice. On December 22, 2011, Eatoni filed a Notice of Appeal. On February 15, 2012, Eatoni filed its Appeal Brief. On June 21, 2012, the Second Circuit Court of Appeals affirmed the district court’s December 5, 2011 decision dismissing the amended complaint against RIM with prejudice.

On January 5, 2011, Advanced Display Technologies of Texas, LLC filed a lawsuit against the Company as well as over eight other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division), asserting infringement of U.S. Patent Nos. 5,739,931 and 6,261,664. These patents are generally directed to display technologies. The complaint seeks an injunction and monetary damages. The claim construction hearing was held on May 31, 2012 and trial is scheduled to begin on July 1, 2013. Proceedings are ongoing.

On February 23, 2011, Summit 6 LLC filed a lawsuit against the Company as well as five other defendants in the U.S. District Court for the Northern District of Texas (Dallas Division) asserting infringement of U.S. Patent Nos. 7,765,482 and 6,895,557. These patents are generally directed to web-based media submission

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

tools. The complaint seeks an injunction and monetary damages. Trial is scheduled to begin on November 5, 2012. A claim construction hearing was held on May 2, 2012. The court issued a claim construction ruling on May 21, 2012. Proceedings are ongoing.

On February 24, 2011, Golden Bridge Technology, Inc. (“Golden Bridge”) filed a lawsuit against the Company as well as over twenty other defendants in the U.S. District Court for the District of Delaware, asserting infringement of U.S. Patent Nos. 6,574,267 and 7,359,427. These patents are generally directed to 3G wireless technologies. The complaint seeks an injunction and monetary damages. On August 16, 2011, the court stayed the case to allow for mediation. On May 8, 2012, Golden Bridge filed a lawsuit against the Company as well as over twenty other defendants in the U.S. District Court for the Central District of California, alleging infringement of U.S. Patent No. 6,075,793. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On March 16, 2011, MOSAID Technologies Incorporated (“MOSAID”) filed a lawsuit against the Company as well as 20 other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division). MOSAID asserted that the defendants infringe seven patents: US Patent Nos. 5,131,006; 5,151,920; 5,422,887; 5,706,428; 6,563,786; 6,563,786 and 6,992,972. The patents are generally directed to IEEE 802.11 technology. The claim construction was scheduled for February 18, 2012, and the trial was scheduled to begin August 4, 2014. The claim construction has been rescheduled for April 16, 2013, and the trial has been rescheduled to begin January 8, 2014 or within the four weeks following that date. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On March 18, 2011, Imperium (IP) Holdings, Inc., filed a complaint against the Company as well as six other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent Nos. 6,271,884; 6,838,651; 6,838,715; 7,064,768; and 7,109,535; however, only two of these patents have been asserted against the Company (U.S. Patent Nos. 6,271,884; 6,838,715). The patents generally relate to imaging technology. The complaint seeks an injunction and monetary damages. The claim construction was scheduled for May 31, 2012, and the trial was scheduled to begin January 7, 2013. The claim construction was held on May 31, 2012, and the trial was re-scheduled for April 2013. On July 2, 2012 Imperium issued its Claim Construction Order. Proceedings are ongoing.

On April 19, 2011, Hybrid Audio LLC filed a lawsuit against the Company as well as seven other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent No. Re: 40,281 which is generally directed to MPEG-1 Layer III technology. The complaint seeks an injunction and monetary damages. The claim construction hearing was scheduled for June 6, 2012 and the trial is scheduled to begin June 3, 2013. The claim construction hearing was rescheduled for October 11, 2012. Proceedings are ongoing.

On July 1, 2011, GPNE Corp. filed a lawsuit against the Company as well as nine other defendants in the U.S. District Court for the District of Hawaii asserting infringement of U.S. Patent Nos. 7,555,267; 7,570,594; and 7,792,492 which are generally directed to GPRS technology. The complaint seeks monetary damages and other relief that the court may deem proper under the circumstances. The claim construction is scheduled for August 13, 2012. No trial date has been set. On March 9, 2012 the Company’s motion to transfer the case to Dallas was granted. The Dallas court has not scheduled a claim construction hearing and has not set a date for trial. Proceedings are ongoing.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On August 1, 2011, Tahir Mahmood filed a lawsuit against the Company in the U.S. District Court for the Southern District of New York seeking correction of inventorship of U.S. Patent No. 6,219,694, which is generally directed to the Company’s redirector technology; and, claims for conversion, unfair competition, and unjust enrichment. The complaint seeks correction of inventorship, an injunction, monetary damages, punitive damages and other relief that the court may deem proper under the circumstances. On May 16, 2012, the court granted RIM’s motion to dismiss the case with prejudice. The case was dismissed on June 7, 2012.

On January 24, 2012, the court granted the Company’s motion for summary judgment as to Mahmood’s claims for conversion, unfair competition and unjust enrichment. The court denied the Company’s motion for summary judgment as to Mahmood’s claims for correction of inventorship.

On February 3, 2012, Mahmood filed a new complaint against the Company in the U.S. District Court for the Southern District of New York seeking correction of inventorship of U.S. Patent Nos. 7,386,588; 6,463,464; and, 6,389,457, as well as “such other RIM patents the court may deem proper;” and, claims for fraud, breach of fiduciary duty, conversion, unfair competition and unjust enrichment. The complaint seeks correction of inventorship, injunctive relief, monetary damages, punitive damages and other relief that the court may deem proper under the circumstances. Proceedings are ongoing.

On August 26, 2011, Synchronoss Technologies, Inc. (“Synchronoss”) filed a lawsuit against Newbay Software, Ltd and Newbay Software, Inc. (together, “Newbay”) in the U.S. District Court for the District of New Jersey. Synchronoss alleges that Newbay infringes U.S. Patent Nos. 6,671,757; 7,505,762; and, 7,587,446. The patents are generally directed to data synchronization and transfer for mobile devices. The complaint seeks an injunction, monetary damages and other relief that the court may deem proper under the circumstances. On April 27, 2012, Synchronoss filed an amended complaint, alleging infringement of two additional patents: U.S. Patent Nos. 6,757,696 and 7,643,824. The amended complaint seeks an injunction, monetary damages and other relief that the court may deem proper under the circumstances. Proceedings are ongoing.

On August 31, 2011, Openwave Systems Inc. (“Openwave”) filed a request that the ITC commence an investigation of alleged unlawful importation by the Company and that the ITC issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. Openwave alleges that the Company infringes U.S. Patents Nos. 6,233,608; 6,289,212; 6,405,037; 6,430,409; and 6,625,447. The patents are generally related to wireless data management. Trial has been set for October 15, 2012 and the target date is March 12, 2013. On May 29, 2012, the ALJ re-set the initial determination date to be February 6, 2013 and re-set the target date for June 6, 2013. Proceedings are ongoing. Openwave also filed a companion complaint in the U.S. District Court for the District of Delaware regarding the same patents. On October 17, 2011 the Delaware court stayed the case pending the ITC investigation.

On September 7, 2011, Negotiated Data Solutions Inc., filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division) along with five other defendants asserting infringement of U.S. Patent Nos. 5,361,261; 5,533,018; 5,566,169; and 5,594,734, which are generally directed to isochronous capability or frame based transmission of data. The complaint seeks an injunction and monetary damages. A claim construction hearing has been scheduled for December 5, 2012 and the trial is set for July 1, 2013. Proceedings are ongoing.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On September 8, 2011, Lochner Technologies filed a lawsuit against the Company and twenty-one other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent No. 7,035,598. The patents are generally directed to a computer system composed of a storage and control unit and an input/output unit, and a wireless link between the units. The complaint seeks an injunction and monetary damages. The Company answered the complaint on December 14, 2011. The Company and Lochner settled all outstanding litigation on April 16, 2012 for an amount immaterial to the Consolidated Financial Statements.

On September 8, 2011, Hopewell Culture and Design, LLC (“Hopewell”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division) along with ten other defendants. Hopewell alleges that the Company infringes U.S. Patent No. 7,171,625 generally directed to an apparatus for interacting with content represented by an active visual display element. The complaint seeks monetary damages, punitive damages, attorney fees, and other relief that the court may deem proper under the circumstances. The Company answered the complaint on February 10, 2012. The Company and Hopewell settled all outstanding litigation on April 25, 2012 for an amount immaterial to the Consolidated Financial Statements.

On September 13, 2011, Brandywine Communications Technologies LLC (“Brandywine”) filed a lawsuit against the Company in the U.S. District Court for the Middle District of Florida (Orlando Division), along with thirteen other defendants asserting infringement of U.S. Patent Nos. 5,719,922 and 6,236,717, which are generally directed to voice data answering machine technologies. The complaint seeks monetary damages and other relief that the court deems just and proper. On February 17, 2011, the court severed the claims against all defendants and dismissed the action, ordering Brandywine to pursue the claims in separate actions. On February 21, 2012, Brandywine filed a new complaint against the Company in the Orlando Division. Brandywine re-alleges that the Company infringes U.S. Patent Nos. 5,719,922 and 6,236,717. The claim construction hearing is scheduled for February 21, 2013 and the trial is set for February 3, 2014. Proceedings are ongoing.

On November 17, 2011, Graphics Properties Holdings, Inc. (“GPH”) filed a complaint with the ITC against the Company along with twelve other defendants. GPH alleges that the Company infringes U.S. Patent Nos., 6,650,327 (the “’327 Patent”) and 6,816,145 (the “’145 Patent”) generally relating to display technology. GPH also alleges that the Company infringes U.S. Patent No. 5,717,881 (the “’881 Patent”) generally relating to data processing. The complaint seeks orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. Proceedings are ongoing. GPH withdrew the complaint and filed a new one to correct deficiencies on March 5, 2012. Trial has been set for January 17, 2013, the initial determination is scheduled to be completed by May 10, 2013 and the target date is September 10, 2013.

On November 23, 2011, GPH filed a lawsuit against the Company in the U.S. District Court for the District of Delaware, alleging infringement of the ’327, ’145, and ’881 Patents. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On December 2, 2011, Digitude Innovations LLC (“Digitude”) filed a request that the ITC commence an investigation of alleged unlawful importation by the Company, as well as seven other companies. With respect to allegations against the Company, Digitude requests that the ITC issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. Digitude alleges that the Company infringes U.S. Patents Nos. 5,926,636 (“the ‘636 patent”); 5,929,655 (“the ‘655 patent”); 6,208,879 (“the ‘879

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

patent”); and 6,456,841 (“the ‘841 patent”). The patents are generally related to network management, I/O circuit design and application screen selection. On December 2, 2011, Digitude also filed a companion complaint in the U.S. District Court for the District of Delaware regarding the same patents. The Company and Digitude settled all outstanding litigation on March 29, 2012 for an amount immaterial to the Consolidated Financial Statements.

On January 20, 2012, WI-LAN USA, Inc. and WI-LAN, Inc. (together, “WI-LAN”) filed a lawsuit against the Company in the U.S. District Court for the Southern District of Florida alleging infringement of U.S. Patent Nos. 5,515,369 and 6,232,969. The patents are generally directed to Bluetooth and character selection display interface. The complaint seeks an injunction and monetary damages. On February 21, 2012, WI-LAN filed an amendment to the complaint, alleging infringement of U.S. Patent No. 6,240,088. The patent is generally directed to a message review feature. The Company’s answer was due on March 19, 2012 and was filed on March 19, 2012. Proceedings are ongoing.

On February 17, 2012, Pragmatus AV, LLC (“Pragmatus”) filed a complaint with the ITC against the Company along with seven other defendants. Pragmatus alleges that the Company infringes U.S. Patent Nos. 5,854,893 (the “’893 Patent”), 6,237,025 (the “’025 Patent”), 6,351,762 (the “’762 Patent) and 7,185,054 (the “’054 Patent”) generally relating to telephone and video conferencing. The complaint seeks orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. Trial has been set for April 30, 2013 and the target date is December 2, 2013. Proceedings are ongoing.

On February 17, 2012, Pragmatus filed a lawsuit against the Company in the U.S. District Court for the District of Delaware, alleging infringement of the ‘893, ‘025, ‘762, and ‘054 Patents. The complaint seeks an injunction and monetary damages. The case was stayed on June 4, 2012.

On March 30, 2012, Unifi Scientific Batteries, LLC (“USB”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Tyler Division), along with four other defendant groups including Samsung and Texas Instruments. USB asserted that the Company infringes U.S. Patent 6,791,298 generally directed to battery charging technology. The complaint seeks monetary damages, an injunction, and other relief that the court deems just and proper. The Company’s answer was due on June 11, 2012 and was filed on June 11, 2012. Proceedings are ongoing.

On April 2, 2012, NXP B.V. (“NXP”) filed a lawsuit against the Company in the U.S. District court for the Middle District of Florida (Orlando Division). NXP asserted that the Company infringes U.S. Patent Nos. 7,330,455; 6,434,654; 6,501,420; 5,597,668; 5,639,697; and 5,763,955. NXP alleges that its patents are generally directed to certain wireless technologies including 802.11 and GPS, as well as certain methods of manufacture for semiconductor devices. The complaint seeks monetary damages, an injunction, and other relief that the court deems just and proper. The Company’s answer was due on May 30, 2012 and was filed on May 30, 2012. Proceedings are ongoing.

On April 11, 2012, Touchscreen Gestures LLC (“Touchscreen”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Tyler Division). Touchscreen asserted that the Company infringes US Patent Nos. 7,184,031; 7,180,506; 7,190,356; and 7,319,457 generally directed towards touchscreen technology. The complaint seeks monetary damages, an injunction, and other relief that the court deems just and proper.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On April 25, 2012, Potter Voice Technologies LLC (“Potter”) filed a lawsuit against the Company in the U.S. District Court for the District of Colorado, along with fourteen other defendants. Potter alleged that the Company infringes U.S. Patent 5,729,659 allegedly directed to voice command technology. The complaint seeks an injunction and monetary damages.

On April 27, 2012, May 2, 2012 and May 9, 2012 Nokia Corporation (“Nokia”) filed a series of actions against the Company. A total of ten lawsuits were filed each alleging infringement of a Nokia patent.

Two lawsuits were filed in Mannheim, Germany. In one of these two lawsuits Nokia alleged that the Company infringes the German part of European Patent No. EP 0 673 175 generally directed to a reduction of power consumption in a mobile station technology. For this lawsuit, the court has set a trial date for February 15, 2013. In the other lawsuit pending in Mannheim, Nokia alleged that the Company infringes the German part of European Patent No. EP 0 879 538 generally directed to a technology involving a network activation service scheme using point-to-point short messaging service. For this other lawsuit, the Mannheim court has set a date of February 8, 2013 for trial.

Two lawsuits were filed in Dusseldorf, Germany. In one of these two lawsuits, Nokia alleged that the Company infringes the German part of European Patent No. EP 1 075 750 generally directed to a particular electronic mail processing technology. For this lawsuit, the Dusseldorf court scheduled a case management conference for June 26, 2012 and set a trial date for January 30, 2014. No trial date has been set. In the other of these two suits, Nokia alleged that the Company infringes the German part of European Patent No. EP 0 966 847 generally directed to a particular data processing technology for operation in a telecommunication system. For this other lawsuit, the Dusseldorf court held a case management conference on June 26, 2012 and set a trial date for December 13, 2013.

Six of the lawsuits were filed in Munich, Germany. These lawsuits involve EP 0 824 813, which is generally directed to a security improvement scheme for packet-mode transmission in a mobile communication system, EP 1 322 072, which is generally directed to a particular method for connecting a remote workstation to a data communication network via a mobile communication network, EP 0 867 967, which is generally directed to a particular antenna for wireless communications, EP 0 804 046, which is generally directed to a particular method of updating the software of a mobile terminal using the air interface, EP 1 148 681, which is generally directed to a particular method for transferring ring resource information, and EP 1 474 750, which is generally directed to a particular method of storing and transferring multimedia tags. The Munich court has set First Hearing dates for three of these suits: EP 0867 967 on August 2, 2012; EP 1 322 072 on November 21, 2012; and CP 0824 813 on December 5, 2012. For the other three lawsuits in Munich, no First Hearing date has been set.

On May 1, 2012, California Institute of Technology (“Caltech”) filed a request that the ITC commence an investigation of alleged unlawful importation by the Company and two other defendants. Caltech alleged that the Company infringes U.S. Patents Nos. 5,841,126; 6,606,122; and 5,990,506 generally related to CMOS image sensor technology. The request asks that the ITC issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. Proceedings are ongoing.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On May 3, 2012, Hunts Point Ventures, Inc. filed a lawsuit against the Company in the U.S. District Court for the Western District of Wisconsin alleging infringement of U.S. Patent No. 7,667,123, which generally relates to playlist technology. The complaint seeks an injunction and monetary damages.

On May 29, 2012, Mobile Telecommunications Technologies LLC (“MTEL”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of Texas (Dallas Division) alleging infringement of U.S. Patent Nos. 5,809,428; 5,754,946; 5,559,862; 5,894,506 and 5,581,804, some of which allegedly relate to certain aspects of handling failed delivery of wireless messages and others allegedly relate to certain methods of transmitting large volumes of email messages. The complaint seeks an injunction and monetary damages.

Between May and August 2011, several purported class action lawsuits were filed against the Company and certain of its present or former officers in the U.S. District Court for the Southern District of New York, two of which have been voluntarily dismissed. On January 6, 2012, Judge Richard S. Sullivan consolidated the remaining three actions and appointed both lead plaintiff and counsel. On April 5, 2012, plaintiff filed the Consolidated Amended Class Action Complaint, alleging that during the period from December 16, 2010 through June 16, 2011, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects, and seek unspecified damages. Defendants have brought a motion to dismiss the claim with prejudice, and filed its materials on June 4, 2012. Plaintiff’s responding brief is due on August 3, 2012 and Defendant’s reply brief is due on September 4, 2012. The Company believes that the allegations are without merit and intends to vigorously defend itself.

As of October 2011, several purported class action lawsuits were filed against the Company in various jurisdictions alleging that subscribers to BlackBerry services had suffered losses during the third quarter of fiscal 2012 Service Interruption, one of which has been voluntarily dismissed on May 29, 2012. The Company believes that class action proceedings in these circumstances are without merit and intends to vigorously defend itself.

Also in December 2011, a purported class action was filed against the Company relating to promotional activities in respect of the BlackBerry PlayBook tablet. The claim was settled on May 23, 2012 for an amount immaterial to the Consolidated Financial Statements.

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in the first quarter of fiscal 2013 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At June 2, 2012, approximately 30% of cash and cash equivalents, 23% of accounts receivables and 13% of accounts payable are denominated in foreign currencies (March 3, 2012 – 38%, 30%

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

and 11%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the Canadian dollar, Euro and British Pound.

The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current period income. For the three months ended June 2, 2012, there was $7 million in realized gains on forward contracts which were ineffective upon maturity as the anticipated hedged transactions did not occur (May 28, 2011 - $4 million). As at June 2, 2012 and May 28, 2011, the outstanding derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective. As at June 2, 2012, the net unrealized gains on these forward and option contracts were approximately $57 million (March 3, 2012 – net unrealized gains of $51 million) and were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income.

The Company enters into forward and option contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro and British Pound. These contracts are not subject to hedge accounting; as a result, gains or losses are recognized in income each period, generally offsetting the change in the U.S. dollar value of the hedged asset or liability. As at June 2, 2012, net unrealized gains of $58 million were recorded (March 3, 2012 – net unrealized losses of $14 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company has experienced significant sales growth in the past, resulting in the growth in its carrier customer base in terms of numbers, sales and accounts receivable volumes, and in some instances, new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance as at June 2, 2012 was $16 million

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(March 3, 2012 - $16 million). The Company also places insurance coverage for a portion of its accounts receivable balances. There was one customer that comprised 17% of accounts receivable as at June 2, 2012 (March 3, 2012 – one customer comprised 13%). Additionally, there was one customer that comprised 14% of the Company’s first quarter of fiscal 2013 revenue (first quarter of fiscal 2012 revenue – one customer comprised 10%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at June 2, 2012, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 23% (March 3, 2012 – 30%).

The Company is exposed to market price and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at June 2, 2012, no single issuer represented more than 8% of the total cash, cash equivalents and investments (March 3, 2012 – no single issuer represented more than 9% of the total cash, cash equivalents and investments).

Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. The Company did not record any other-than-temporary impairment charges for the three months ended June 2, 2012.

Changes in Internal Control Over Financial Reporting

During the three months ended June 2, 2012, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Document 3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, THORSTEN HEINS, Chief Executive Officer of Research In Motion Limited, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended June 2, 2012.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 4, 2012 and ended on June 2, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: July 6, 2012

/s/ Thorsten Heins
THORSTEN HEINS Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, BRIAN BIDULKA, Chief Financial Officer of Research In Motion Limited, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended June 2, 2012.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 4, 2012 and ended on June 2, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: July 6, 2012

/s/ Brian Bidulka
BRIAN BIDULKA Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)

Date: July 6, 2012	By:	/s/ BRIAN BIDULKA
Name: Brian Bidulka
Title: Chief Financial Officer